

KENNETH COLE PRODUCTIONS, INC.

FROM KENNETH

2006 was a year of transition and progress for Kenneth Cole Productions. We forged ahead with our corporate strategy to elevate our brands and are encouraged by the results thus far. The relevancy of our brands continues to grow and we are confident we will deliver significantly greater levels of sales and profitability in time. While we had some success, despite a difficult environment, we are well aware there is much to be done. We welcome both the challenges and opportunities that lie ahead.

In fashion, sportswear is often the defining component of the brand. To maximize this essential aspect of our business, we will attempt to leverage our best practices from our successful shoe and handbags classifications. This approach would give Kenneth Cole Productions a greater level of creative participation in product design, allowing us to stay true to our vision and brand image. Our goal is to become a more vertical retailer with better control of our brand and our relationship with our customer, from creation to consumption.

In our Wholesale business, the Company's revenues grew to an all-time high. An emphasis on design and sourcing enabled us to re-focus our brands and offer a more exciting and diversified assortment. This shift resulted in new business with key wholesale partners, as well as incremental business with existing accounts. We are excited about the opportunities our Wholesale business affords us.

Our Licensing businesses met several key strategic objectives in 2006, in particular our goal to expand and strengthen our global presence. By leveraging our existing core competencies we were able to align several international businesses with their domestic counterparts. We continue to benefit from a strong accessory business, with impressive performance and growth from our optical, jewelry and small leather goods categories. We are encouraged by these segments of our business and plan to use their growth as a model for all our product classifications.

While we are pleased about the growth in our Wholesale businesses over the past year and certain successes within our Licensing businesses, the same positive effects are taking longer to realize in Consumer Direct. Several initiatives have been

set in place to remedy this, most notably realigning our overall brand reporting structure. We expect this will have a positive effect on our Retail business, enabling us to create a vertical retail model and ensuring all aspects of the business are unified under new management. In our full-priced retail stores, we are dedicated to improving our product assortment and adjusting our mix. We are working to develop a more productive retail model with upgraded visual components and look forward to introducing the first prototype store by late 2007. We have also identified key merchandising challenges and are in the process of addressing them. Furthermore, we are aligning our message to communicate the heritage of the business and brand, re-enforcing the position that has made the Kenneth Cole business successful for more than two decades. We separated our Company Stores (formerly outlet stores) and full-priced retail stores into two distinct businesses, transforming our Company Stores from clearance centers for our full-priced retail stores to profit centers. We supported this shift with a dedicated team and began to increase the mix of products made specifically for these stores. This resulted in improved store comps, gross margins and better operating results. We also plan to resume our Company Store expansion with new locations scheduled to open this year.

Our brand and contemporary viewpoint have strong emotional and aesthetic connections with our customers. We intend to fully leverage that connection and give our customers what they are seeking while building long-term shareholder value. To that point, certainly no shareholder is more aware than I that the improvements to our business have taken longer and been more difficult than anticipated. But I also believe that, in the end, the results will be all the more rewarding. I am proud to say that we have assembled the strongest management team the Company has ever had: an exceptional blend of tenured Kenneth Cole executives and seasoned professionals who bring with them a fresh perspective and expertise. And as always I must also acknowledge our numerous suppliers, customers, committed associates and, of course, our loyal shareholders.

Thank you.









WHOLESALE

Relevant designs, higher quality fabrications and improved sourcing strategies all contributed to a strong Wholesale performance in 2006. At the forefront of this success was *Kenneth Cole Reaction* footwear, accounting for the largest sales increase in the Company. *Kenneth Cole Reaction* women's footwear took the lead, delivering strong designs, excellent sell-throughs and, subsequently, impressive numbers. *Kenneth Cole Reaction* men's footwear also continued to sustain growth, emphasizing both its core and technological product offerings. And *Kenneth Cole Reaction* kids' footwear maintained its solid position in the department stores as it continued to fill a void in the marketplace.

We took a sizable step toward our goal of elevating our brands, as *Kenneth Cole New York* men's footwear was upgraded to the designer level in key department stores. We feel confident these venues are where we belong and are excited about the many opportunities this move presents. *Kenneth Cole New York* has long been a source for those seeking both fashionable and functional footwear and 2006 was no exception. *Kenneth Cole New York with Silver Technology*™ footwear performed extremely well—so well in fact, that we launched *Kenneth Cole New York with Silver Technology*™ for women to promising results. Another footwear initiative we are excited about is the recent launch of product under our newly acquired brand, *Gentle Souls*. With a patented technology, *Gentle Souls* footwear provide affordable comfort and luxury, tapping into the no-compromise mentality of today's consumer. Distribution of *Gentle Souls* footwear is targeted toward better specialty and department stores.

The *Kenneth Cole Reaction* handbag business performed extremely well at wholesale in 2006. We attribute this success to re-focusing our assortment to include equal amounts of leather and non-leather handbags, resulting in improved sell-throughs. We recently expanded our *Kenneth Cole New York* handbag collection, offering both core and fashion designs in order to appeal to a wider audience. The feedback has been very strong and we are approaching 2007 optimistically.

Looking ahead, we will continue to explore new ways to offer fresh and exciting handbag product that is both fashionable and functional. And we will strive to offer our customers what they are seeking in footwear, in particular the newest and most sought-after technical advances for which we have become known.

LICENSING

2006 was a year of strategic positioning for our Licensing businesses. A key goal for the year was to expand and strengthen our global presence. We did this in part by capitalizing on our existing core competencies to align several of our domestic businesses with their international counterparts. This coordination allowed us to better formalize strategic collaboration, ensuring a cohesive brand, product and advertising message both here and abroad. Where executed, the results were impressive: a more than 60% increase in international sales of watches, a top ranked fragrance in Germany and a successful international launch of our optical and sunglass categories. We believe this strategy will enable us to successfully expand even more existing businesses overseas in the future.

In addition to our product offerings, we took several steps to elevate our retail presence internationally. We successfully launched *Kenneth Cole New York* accessory stores in the Philippines, Taiwan, Israel, the United Arab Emirates and Mexico, and launched *Kenneth Cole Reaction* stores in the Philippines, Mexico and Panama.

Fragrance has always been a stand-out in our licensing business and 2006 was no exception. Both *Kenneth Cole New York* and *Kenneth Cole Reaction* men's fragrances continue to be ranked among the top ten in North America. Last year, we successfully executed the soft launch of *RSVP*, the newest in our *Kenneth Cole New York* roster. Based on the positive response, a worldwide launch is slated for early 2007.

We continued to benefit from a strong accessory business in 2006, with stand-out performance and sales growth from our optical, jewelry and small leather goods categories. We look to learn from these successes and implement best practices across all product classifications. As we move into 2007, we are enthusiastic about the many opportunities before us. Internationally, we will build off of the momentum of the previous year, developing the best possible foundation to establish strong businesses. We consider ourselves fortunate to have two fully developed brands operating in the international arena, poised and ready for growth.

CONSUMER DIRECT

Our Consumer Direct business implemented several key strategic initiatives in 2006, most notably in our Retail stores. We successfully re-organized and separated our full-priced retail stores and Company Stores (formerly outlet stores) into two distinct divisions within Consumer Direct. This change put dedicated teams into place, enabling both groups to run their respective business in a more focused manner. The effect of this new strategy is already evident in our Company Stores, which have shown improved margins and better operating results.

Kenneth Cole New York full-priced retail stores, under new leadership, have completed a thorough review of the business. The most important area of focus is strengthening product at both opening price points and elevated price points in order to meet the needs of our customer base. Improving and upgrading our store environments to support our brand vision and elevation strategy is a high priority. We are evaluating our existing real estate portfolio, as well as developing a more productive retail model, and look forward to introducing the first prototype store by late 2007.

The impact of the dedicated team in our Company Stores has already delivered positive results. These stores quickly posted positive comps and this trend has continued. The introduction of key items, Company Store-specific product and a renewed emphasis on customer-focused training also has contributed to this success.

The Internet and Catalogue areas of our Consumer Direct business ended the year on a positive note, posting double digit fourth quarter increase over the previous year. We believe this boost was due in part to our emphasis on a more consumer friendly and commerce driven online business. We plan to expand the *kennethcole.com* and *kennethcolereaction.com* branded websites in 2007, setting the foundation for what we believe to be substantial growth opportunities.

FINANCIALS

selected
FINANCIAL DATA

The following selected financial data has been derived from the consolidated financial statements of the Company and should be read in conjunction with the consolidated financial statements and notes thereto that appear elsewhere in this Annual Report and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." (Amounts, except for per share amounts, are in thousands.)

Year Ended December 31,	**2006**	2005	2004	2003	2002
Income Statement Data:					
Net sales	$492,282	$474,060	$473,438	$430,101	$404,336
Royalty revenue	44,217	43,983	42,763	38,252	28,713
Net revenue	536,499	518,043	516,201	468,353	433,049
Cost of goods sold	304,672	283,727	284,817	258,457	235,255
Gross profit[2]	231,827	234,316	231,384	209,896	197,794
Selling and general administrative expenses[1]	194,718	188,953	174,519	157,824	152,618
Impairment of long-lived assets	121	—	448	1,153	4,446
Operating income	36,988	45,363	56,417	50,919	40,730
Interest and other income, net	4,875	4,151	1,411	825	1,102
Income before provision for income taxes	41,863	49,514	57,828	51,744	41,832
Provision for income taxes	15,098	15,988	21,976	19,145	15,687
Net income	26,765	33,526	35,852	32,599	26,145

	2006	2005	2004	2003	2002
Earnings per share:					
Basic	$ 1.34	$ 1.69	$ 1.79	$ 1.66	$ 1.33
Diluted	$ 1.31	$ 1.65	$ 1.74	$ 1.59	$ 1.27
Weighted-average shares outstanding:					
Basic	20,046	19,888	20,050	19,609	19,643
Diluted	20,396	20,318	20,652	20,486	20,590
Cash dividends per share	$ 0.72	$ 0.66	$ 0.52	$ 0.17	$ —

	2006	2005	2004	2003	2002
Balance Sheet Data:					
Working capital	$169,862	$187,106	$173,007	$154,161	$124,103
Cash	105,441	63,747	80,014	111,102	91,549
Marketable Securities	12,250	66,400	40,000	—	—
Inventory	46,274	45,465	47,166	44,851	43,724
Total assets	361,113	340,671	304,587	273,841	240,317
Total debt, including current maturities	—	3,000	—	—	171
Total shareholders' equity	257,676	244,660	216,528	196,334	164,902

(1) Includes warehousing and receiving expenses.

(2) Gross profit may not be comparable to other entities, since some entities include the costs related to their distribution network (receiving and warehousing) in cost of goods sold and other entities, similar to the Company, exclude these costs from gross profit, including them instead in a line item such as selling, general and administrative expenses.

Stock Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Class A Common Stock during the period beginning on December 31, 2001 and ending on December 31, 2006 with the cumulative total return on the Standard & Poor's 500 Composite Index and the Standard & Poor's Footwear Index. The comparison assumes that $100 was invested on December 31, 2001 in the Class A Common Stock in the foregoing indices and assumes the reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

among Kenneth Cole Productions, Inc., the S&P 500 Index and the S&P Footwear Index


$250
200
150
100
50
0
$197.02
$146.07
$135.03
12.01
12.02
12.03
12.04
12.05
12.06
Kenneth Cole Productions, Inc.
S&P 500 Index
S&P Footwear Index

*$100 invested on December 31, 2001 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	Measurement Period (Fiscal Year Covered)					
	12.01	12.02	12.03	12.04	12.05	12.06
Kenneth Cole Productions, Inc.	100.00	114.69	167.11	178.40	150.78	146.07
S&P 500	100.00	77.90	100.24	111.15	116.61	135.03
S&P Footwear	100.00	82.99	126.87	166.84	167.82	197.02

MANAGEMENT'S DISCUSSION

and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes thereto that appear elsewhere in this Annual Report.

Overview

Kenneth Cole Productions, Inc. designs, sources and markets a broad range of fashion footwear and handbags and, through license agreements, designs and markets apparel and accessories under its *Kenneth Cole New York, Kenneth Cole Reaction, Unlisted, Bongo,* and *Tribeca* brand names. The Company's products are targeted to appeal to fashion conscious consumers, reflecting a casual urban perspective and a contemporary lifestyle uniquely associated with *Kenneth Cole.*

The Company markets its products to more than 6,000 department and specialty store locations, as well as through its Consumer Direct business, which includes an expanding base of retail and Company Stores, consumer catalogs and interactive websites, including online e-commerce.

The popularity of the *Kenneth Cole* brand names among consumers has enabled the Company to expand its product offerings and channels of distribution through licensing agreements and offers through these agreements a lifestyle collection of men's product categories including tailored clothing, dress shirts, dress pants, sportswear, neckwear, briefcases, portfolios, jewelry, fragrance, belts, leather and fabric outerwear, swimwear, sunglasses, prescription eyewear, watches, fragrance, swimwear, luggage, hosiery and small leather goods. Women's product categories currently being sold pursuant to license agreements include sportswear, small leather goods, belts, scarves and wraps, hosiery, leather and fabric outerwear, sunglasses, prescription eyewear, watches, jewelry, fragrance, swimwear, and luggage. In addition, the Company licenses boys' and girls' apparel, as well as housewares, under the *Kenneth Cole Reaction* brand, as well as the *Unlisted* brand in certain categories.

The Company recorded record revenues of $536.5 million for the year ended December 31, 2006. Diluted earnings per share decreased to $1.31 from $1.65 year over year. The Company's revenues for the year have increased over the prior year, primarily due to the Company's strength in its wholesale operations, and continued success in a variety of licensed product classifications. The Company's Balance Sheet is strong with $117.7 million in cash and cash equivalents and marketable securities and remains free of debt. In addition, the Company entered into a five-year $100 million committed revolving credit facility and the Company expects to continue its quarterly cash dividend, currently set at $0.18. The Company continues to focus on designing and delivering high quality, fashionable products, creating efficient and compelling retail environments, and continuing to develop its partnerships with its licensees to ensure brand quality and distribution integrity.

Critical Accounting Policies and Estimates

General The Company's management's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, income taxes, financing operations, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Inventory The Company writes down its inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Sales Returns and Allowances The Company's ability to collect factor chargebacks for deductions taken by its customers for returns, discounts, and allowances as well as potential future customer deductions is significant to its operations. The Company reserves against known chargebacks as well as potential future customer deductions based on a combination of historical activity and current market conditions. Actual results may differ from these estimates under different assumptions or conditions, which may have a significant impact on the Company's results.

Allowance for Doubtful Accounts The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, as well as royalties and advertising revenues from its licensing partners. These customers include non-factored accounts and credit card receivables from third-party service providers. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Impairment of Long-Lived Assets The Company performs a review of its long-lived assets for impairment on a quarterly basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Income Taxes The Company's income taxes are routinely under audit by federal, state, or local authorities. These audits include questioning of the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on its annual evaluations of tax positions, the Company believes it has appropriately accrued for probable exposures. To the extent the Company is required to pay amounts in excess of recorded income tax liabilities, the Company's effective tax rate in a given financial statement period could be materially impacted.

Litigation The Company is periodically involved in various legal actions arising in the normal course of business. Management is required to assess the probability of any adverse judgments as well as the potential range of any losses. Management determines the required accruals after a careful review of the facts of each significant legal action. The Company's accruals may change in the future due to new developments in these matters.

Contingencies In the ordinary course of business, the Company is involved in and subject to compliance and regulatory reviews and audits by numerous authorities, agencies and other governmental agents and entities from various jurisdictions. The Company is required to assess the likelihood of any adverse outcomes of these matters. A determination of the amount of reserves required, if any, for these reviews is made after careful analysis of each individual issue. The reserves may change in the future due to new developments or final resolution in each matter, which may have a significant impact on the Company's results.

Stock-based Compensation The Company adopted Statement of Financial Accounting Standards No. 123R, *"Share-based Payment"* ("SFAS 123R") on January 1, 2006 using the modified prospective method. SFAS 123R supersedes APB Opinion No. 25 and requires all share-based payments, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Under SFAS 123R, the Company measures the cost of services received in exchange for stock options and similar awards based on the grant-date fair value of the award and recognizes this cost in the income statement over the period during which an award recipient is required to provide service in exchange for the award. The Company uses the Black-Scholes model to assess the fair value of share-based payments and amortizes this cost over the service period. In addition, stock compensation expense is reduced for estimated forfeitures prior to vesting primarily based on historical annual forfeiture rates and by employee classification. Estimated forfeitures are reassessed on a quarterly basis and may change based on new facts and circumstances.

New Accounting and Tax Pronouncements In 2004, Internal Revenue Code Section 965 was enacted, as part of the American Jobs Creation Act. This is a temporary provision that allows U.S. companies to repatriate earnings from their foreign subsidiaries at a reduced tax rate provided that specified conditions and restrictions are satisfied. In addition, FASB Staff Position FAS 109-2 was issued to provide accounting and disclosure guidance relating to the repatriation provision. In 2005, the Company's Board of Directors approved and adopted a repatriation plan and, as such, the Company repatriated $12.5 million of unremitted foreign earnings, which resulted in a tax benefit of approximately $3.0 million for the year ended December 31, 2005, as a result of the Company providing for taxes for the foreign earnings at the prior statutory rate.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with FASB Statement No. 109 *"Accounting for Income Taxes."* FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return, as well as guidance on derecognition, classification, interest and penalties and financial statement reporting disclosures. FIN 48 is effective for the Company on January 1, 2007. Based on the Company's evaluation and analysis, FIN 48 is not expected to have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, *"Fair Value Measurements"* ("FAS 157"), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the requirements and impact of FAS 157 on the Company's consolidated financial statements, and will adopt the provisions on January 1, 2008. FAS 157 is not expected to have a material impact on the Company's consolidated financial statements.

Also in September 2006, the FASB issued FASB Statement No. 158, *"Employers' Accounting for Defined Benefit Pension and other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R"* ("FAS 158"). FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. FAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This statement is effective for the Company as of December 31, 2006, but did not have an impact on the Company's consolidated financial statements as the Company does not sponsor a defined benefit pension or postretirement plan.

In June 2006, the Emerging Issues Task Force (the "Task Force") issued EITF No. 06-3, *"How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation."* (the "Issue"). The Task Force reached a consensus that the scope of this Issue includes any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to, sales, use, value added, and some excise taxes. The Task Force also reached a consensus that the presentation of taxes within the scope of this Issue on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed pursuant to APB Opinion No. 22, *"Disclosure of Accounting Policies."* An entity is not required to reevaluate its existing policies related to taxes assessed by a governmental authority as a result of this consensus. In addition, for any such taxes that are reported on a gross basis, an entity should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The Company currently uses the net basis. The Company adopted this Issue on January 1, 2007 and determined that it had no impact on its consolidated financial statements.

Results of Operations

The following table sets forth certain operating data of the Company as a percentage of net revenues for the periods indicated below:

	2006	2005	2004
Net sales	91.8%	91.5%	91.7%
Royalty revenue	8.2	8.5	8.3
Net revenues	100.0	100.0	100.0
Cost of goods sold	56.8	54.8	55.2
Gross profit[1]	43.2	45.2	44.8
Selling, general and administrative expenses	36.2	36.5	33.8
Impairment of long-lived assets	0.1	0.0	0.1
Operating income	6.9	8.7	10.9
Income before provision for income taxes	7.8	9.6	11.2
Provision for income taxes	2.8	3.1	4.3
Net income	5.0%	6.5%	6.9%

(1) Gross profit may not be comparable to other entities, since some entities include the costs related to their distribution network (receiving and warehousing) in cost of goods sold and other entities, similar to the Company, exclude these costs from gross profit, including them instead in a line item such as selling, general and administrative expenses.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net revenues increased $18.5 million, or 3.6%, to $536.5 million in 2006 from $518.0 million in 2005. This increase was due to revenue increases in the Company's Wholesale and Licensing business segments, partially offset by decreases in the Company's Consumer Direct business.

Wholesale net sales (excluding sales to the Consumer Direct business segment) increased $27.9 million, or 9.7%, to $315.0 million in 2006 from $287.1 million in 2005. The increase is primarily due to a growth in sales of *Kenneth Cole Reaction* footwear and handbags of approximately 20%, as well as single digit growth in *Bongo, Tribeca,* and *Unlisted* footwear, offset by declines in *Kenneth Cole New York* handbags. The Company will continue to focus on product offerings, design, pricing and distribution, which it believes are the significant factors defining its brands and increasing consumer demand.

Net sales in the Company's Consumer Direct segment decreased $9.6 million, or 5.1%, to $177.3 million in 2006 from $186.9 million in 2005. The decrease was primarily due to a decrease in retail store sales of $10.0 million, or 5.5%, as compared to year ended December 31, 2005. Comparable store sales decreased by $16.5 million, or 9.7%, offset by an increase of $6.6 million of new store sales in 2006 plus the portion of 2006 sales for stores not open for all of 2005. Comparable stores are defined as new stores that are open for longer than thirteen months. A store that stops operations is included in the comparable sales calculation through the date of closing. The Company believes that the lack of an effective execution of its brand elevation strategy for the Company's retail stores contributed significantly to the decline in Consumer Direct results. The Company believes it may have elevated its prices too abruptly to create an appropriate transition for its customers. The Company is taking measures to address these issues, including certain organizational and management changes, as well as merchandising improvements. The Company has separated the merchandising and support functions between the Company's Company Stores and its full-priced retail stores. As a result, the Company believes it can initiate more effective business and merchandising practices for these stores. The initial stage of the Company's plan has been to eliminate the use of the Company's Company Stores as clearance centers and increase the amount of specific made for Company Store product. This has improved the Company's presentation, margins, and resulted in positive Company Store comparative store sales in the fourth quarter of 2006 of 1.8%. In addition, the Company is controlling inventory levels to reduce clearance product, is adjusting product mix to incorporate a wider range of price points, and is evaluating its real estate portfolio with plans to close several stores, while reviewing opportunities for new store locations for the latter half of 2007.

Royalty revenue increased $0.2 million, or 0.5%, to $44.2 million in 2006 from $44.0 million in 2005. The increase was primarily attributable to the incremental minimum royalties from the Company's existing licensees, as well as additional royalties from two *Kenneth Cole Reaction* licensees related to women's sportswear and the home collection, offset by declines in domestic royalty revenue from men's and women's *Kenneth Cole New York* sportswear. The Company believes sportswear is a critical component in the visibility of its brands in both its Consumer Direct and Wholesale business segments. In November 2006, the Company amended its license agreement with Paul Davril Inc. ("PDI"), which covers the manufacture and distribution of men's and women's sportswear under the *Kenneth Cole New York* trademark and men's sportswear under the *Kenneth Cole Reaction* trademark. The amended agreement results in the Company assuming control of its *Kenneth Cole New York* and *Kenneth Cole Reaction* sportswear categories at the end of 2007. The Company is transitioning the *Kenneth Cole New York* women's sportswear business, some of which the Company has already been sourcing over the past two seasons and plans to assume control of the *Kenneth Cole New York* men's sportswear business during 2007. As the Company absorbs the infrastructure and makes this transition, it will make a determination as to the strategic alternatives of *Kenneth Cole Reaction* men's sportswear, which include entering into a strategic licensing arrangement or similar venture with a new partner or partners or assuming internal control of the business. The Company believes that taking control of the *Kenneth Cole New York* men's and women's sportswear business by the end of 2007 will result in the reduction of licensing revenue along with reduced advertising contributions and some additional infrastructure costs in the short term, but will have meaningful long-term benefits. The Company believes that controlling the *Kenneth Cole New York* sportswear classification will allow it to better reinforce each of its brands and all of the associated businesses, most particularly the Consumer Direct business. The amendment of the PDI license is expected to cause a reduction in licensing royalties of approximately $5 million to $6 million before considering any 2007 growth in other licenses. In addition, incremental advertising and infrastructure costs of approximately $3 million to $5 million are expected before implementing any mitigating actions.

Consolidated gross profit decreased to 43.2% in 2006, as a percentage of net revenues, compared to 45.2% in 2005. This decrease was primarily a result of decreases in the Consumer Direct margins, offset by an increase in Wholesale margins, and the change in mix of the Company's net revenues from its three segments. The Consumer Direct segment, which typically operates at a higher gross profit level than the Wholesale segment, had decreased revenues as a percentage of net revenues of 33.1% for the year ended December 31, 2006 compared to 36.1% for the year ended December 31, 2005, while the Wholesale segment revenues as a percentage of net revenues increased to 58.7% for the year ended December 31, 2006 from 55.4% for the year ended December 31, 2005. The revenues in the Licensing segment, which carries no cost of goods sold, also decreased as a percentage of revenue to 8.2% for the year ended December 31, 2006 compared to 8.5% for the year ended December 31, 2005. The increase in Wholesale margins is primarily due to strong sell-thrus at retail of *Kenneth Cole Reaction* branded product, while the margins in Consumer Direct decreased due to additional clearance activity, during the first three quarters of 2006.

Selling, general and administrative ("SG&A") expenses, including warehousing and receiving expenses, decreased as a percentage of net revenues to 36.3% ($194.8 million) in 2006, which included impairment charges of approximately $0.1 million, from 36.5% of net revenues ($189.0 million) in 2005, which included severance costs of approximately $0.8 million in 2005. Stock-based compensation expense amounted to $3.2 million and is included in SG&A expenses. Excluding the impact of stock-based compensation expense, SG&A expenses, as a percentage of net revenues, would have been 35.7% for the year ended December 31, 2006, as compared to 36.2% in 2005. Expenses, as a percentage of net revenues, decreased primarily due to leverage from the Company's improvement in sales from its Wholesale segment, including efficiencies gained by moving to a new West Coast distribution center in March 2006, offset by fixed costs de-leveraging on its Consumer Direct segment's negative comparative stores' sales base results.

Interest and other income increased to $4.9 million for the year ended December 31, 2006 from $4.2 million in 2005. The increase was primarily due to higher average cash balances and a higher rate of return on investments.

The Company's effective tax rate increased to 36.1% for the year ended December 31, 2006 from 32.3% for the year ended December 31, 2005. The increase was primarily the result of a temporary provision that allowed U.S. companies to repatriate earnings from their foreign subsidiaries at a reduced tax rate in 2005, which resulted in approximately $3.0 million in tax savings for the year ended December 31, 2005. This was offset by a tax benefit during 2006 of approximately $600,000, net of certain tax liabilities that were established, resulting from agreements reached with various taxing authorities that closed certain outstanding audit periods, for which the Company had previously established reserves.

As a result of the foregoing, net income decreased by $6.7 million, or 20.2%, to $26.8 million (5.0% of net revenue), for the year ended December 31, 2006, from $33.5 million (6.5% of net revenue) for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net revenues increased $1.8 million, or 0.4%, to $518.0 million in 2005 from $516.2 million in 2004. This increase was due to revenue increases in the Company's Wholesale and Licensing business segments, partially offset by decreases in the Company's Consumer Direct business.

Wholesale net sales (excluding sales to the Consumer Direct business segment) increased $4.9 million, or 1.7%, to $287.1 million in 2005 from $282.2 million in 2004. The increase was primarily attributable to a 23.9% increase in *Kenneth Cole Reaction* ladies' and children's footwear, and an approximate 9.0% growth across its handbags businesses, as compared to December 31, 2004. This growth was offset by decreases of 15.8% in *Kenneth Cole New York* men's and women's footwear, and 11.7% in *Unlisted* footwear categories. In 2005, the Company accelerated its strategic initiative to reposition the

Kenneth Cole New York brand as an accessible luxury brand and reduce the number of doors it was willing to distribute to. The Company believes that this transition is necessary to improve the Company's Wholesale net sales. The Company will continue to focus on improving product offerings, advertising campaigns, marketing efforts, website, catalogs and growing retail presence, combined with the marketing efforts of its licensees, which it believes will be significant factors in strengthening and defining all of its distinct brands, including *Kenneth Cole Reaction, Tribeca,* and *Bongo* across all product classifications, thereby increasing consumer demand for these brands in the future.

Net sales in the Company's Consumer Direct segment decreased $4.3 million, or 2.3%, to $186.9 million in 2005 from $191.2 million in 2004. The decrease was primarily due to a decrease in retail store sales of $5.4 million, or 2.9%, as compared to year ended December 31, 2004. Comparable store sales decreased by $13.2 million, or 7.5%, offset by an increase of $7.8 million of new store sales in 2005 plus the portion of 2005 sales for stores not open for all of 2004. The Company believes the decrease in net sales in the Consumer Direct segment is primarily due to the Company's repositioning of the *Kenneth Cole New York* brand in its retail stores, which was accelerated in 2005. The Company believes well-executed *Kenneth Cole New York* products will be embraced by its customers, as illustrated by the success of the *Kenneth Cole New York* handbags business. However, some of the other products were not as well executed, and did not provide the consumer with the Company's highest standard of price and value, and were not well received. The Company is focusing on the design, price and value of its *Kenneth Cole New York* products for 2006. In an effort to maintain, solidify, and build positive sales results, the Company will continue to analyze inventory, focus on products and further scrutinize consumer trends, as well as concentrate on quality, style and price to continue customer acceptance of its brand repositioning strategy.

Royalty revenue increased $1.2 million, or 2.8%, to $44.0 million in 2005 from $42.8 million in 2004. The increase was primarily from incremental minimum royalties from the Company's existing licensees, sales increases from fragrance and children's apparel, and its European licensee, offset by a reduction in minimum royalties from the transition of the women's sportswear licensee. Brand repositioning has slowed growth in 2005, as a result of the Company's strategic plan. However, the Company believes consumers look toward brands they know and feel are compatible with their lifestyles; therefore the synergies from its efforts to reinforce its brand identities through greater marketing efforts, by itself and its licensees across all product categories, will continue to strengthen and define its brands to improve name recognition allowing growth in sales both domestically and internationally throughout 2006.

Consolidated gross profit increased to 45.2% in 2005, as a percentage of net revenues, compared to 44.8% in 2004. The increase was primarily a result of an improvement in Consumer Direct margins and the change in mix of the Company's net revenues from its Wholesale, Consumer Direct and Licensing segments. The Consumer Direct segment's revenues decreased as a percentage of net revenues, to 36.1%, for the year ended December 31, 2005, from 37.0% for the year ended December 31, 2004, while the revenues in the Wholesale segment, which operates at a lower gross profit percentage as compared to the Consumer Direct segment, increased as a percentage of net revenues to 55.4% for the year ended December 31, 2005, compared to 54.7% for the year ended December 31, 2004. The revenues in the Licensing segment, which carries no cost of goods sold, increased as a percentage of revenue to 8.5% from the year ended December 31, 2005 compared to 8.3% for the year ended December 31, 2004. Consumer Direct segment margins increased from higher price points on better quality products, as part of the Company's strategic initiative to reposition *Kenneth Cole New York* as an accessible luxury brand.

Selling, general and administrative expenses, including warehousing and receiving expenses ("SG&A"), increased $14.5 million, or 8.3%, to $189.0 million (or 36.5% of net revenues) in 2005 from $174.5 million (or 33.8% of net revenues) in

2004, which includes severance costs of approximately $0.8 million in 2005. SG&A, as a percentage of net revenues, increased primarily due to investments in people and systems, increases in fixed costs from new and expanding retail stores, and the Company's loss of leverage on its comparable stores' sales base. Included within SG&A for the year ended December 31, 2004 was a one-time cost of $1.1 million associated with the closing and transition of the Company's east cost distribution center to a third-party service provider.

The Company did not record asset impairment charges for the year ended December 31, 2005, as compared to the year ended December 31, 2004, in which the Company recorded approximately $0.5 million for the write-down of stores' leasehold improvements, furniture, and fixtures in the Company's Florida Mall store, located in Orlando, Florida and the Lexington Avenue store located in New York City.

Interest and other income increased to $4.2 million for the year ended December 31, 2005 from $1.4 million in 2004. The increase was primarily due to a $1.2 million gain on the sale of marketable securities during the year ended December 31, 2005 and an average higher rate of return on investments.

The Company's effective tax rate decreased to 32.3% for the year ended December 31, 2005 from 38.0% for the year ended December 31, 2004, as a result of a temporary provision that allows U.S. companies to repatriate earnings from their foreign subsidiaries at a reduced tax. The Company repatriated approximately $12.5 million of prior years' foreign earnings, which resulted in approximately $3.0 million in tax savings for the year ended December 31, 2005.

As a result of the foregoing, net income decreased by $2.4 million, or 6.7%, to $33.5 million (6.5% of net revenue), for the year ended December 31, 2005, from $35.9 million (6.9% of net revenue) for the year ended December 31, 2004.

Liquidity and Capital Resources

The Company's cash requirements are generated primarily from working capital needs, retail expansion, new technology, and other corporate activities. The Company primarily relies upon internally generated cash flows from operations to finance its operations and growth; however, it also has the ability to borrow up to $100.0 million under its newly established revolving credit facility. Cash flows may vary from time to time as a result of seasonal requirements of inventory, the timing of the delivery of merchandise to customers and the level of accounts receivable and payable balances. At December 31, 2006, working capital was $169.9 million compared to $187.1 million at December 31, 2005.

Net cash provided by operating activities was $48.1 million for the year ended December 31, 2006 compared to $34.0 million for the year ended December 31, 2005. The increase in cash flows provided by operations is primarily attributable to the decrease in tax benefits and the timings of payables and receivables, partially offset by the reduction in net income.

Net cash provided by investing activities increased to $14.2 million for the year ended December 31, 2006 compared to $45.0 million used in investing activities for the year ended December 31, 2005. The increase was primarily attributable to $54.3 million in proceeds received from the sale of marketable securities, in connection with the shift in the Company's portfolio holdings of auction-rate securities to overnight money market funds in 2006, compared to purchases of $41.9 million of marketable securities during 2005. This was partially offset by capital expenditures for the year ended December 31, 2006 of $39.9 million, compared to $13.9 million for the year ended December 31, 2005, which includes the purchase of the Company's corporate headquarters building for approximately $24 million in 2006. Also included in capital expenditures were expenditures on furniture, fixtures, and leasehold improvements for new retail store openings and expansions of $12.2 million and $8.3 million for the years ended December 31, 2006 and 2005, respectively. The remaining increase in capital expenditures was primarily due to investments in management information systems related to the implementation of the SAP integrated business platform for the Company's retail and Company Stores. In addition, during 2005, $6.0 million was used to purchase six millions shares of Bernard Chaus, Inc.

Net cash used in financing activities was $20.6 million for the year ended December 31, 2006 compared to $5.3 million for the year ended December 31, 2005. The primary reason for the increase in cash used in financing activities was the Company's repurchase of 300,000 treasury shares at an aggregate price of $7.2 million during 2006 and an increase in cash dividends paid to shareholders of $14.5 million for the year ended December 31, 2006 compared to $13.1 million for the year ended December 31, 2005. In addition, the Company repaid its short-term borrowing of $3.0 million in 2006.

The Company currently sells substantially all of its accounts receivable to two factors without recourse. In circumstances where a customer's account cannot be factored without recourse, the Company may take other measures to reduce its credit exposure, which could include requiring the customer to pay in advance, or to provide a letter of credit covering the sales price of the merchandise ordered.

The Company's material obligations under contractual agreements, primarily commitments for future payments under operating lease agreements, as of December 31, 2006 are summarized as follows:

	Payments Due by Period				
	Total	1 Year or Less	2–3 Years	4–5 Years	After 5 Years
Operating Leases and Other Obligations	$175,880,000	$25,851,000	$49,539,000	$41,771,000	$58,719,000
Purchase Obligations	54,438,000	54,438,000			
Minimum Licensee Royalties	5,005,000	1,085,000	2,520,000	1,400,000	
Total Contractual Obligations	$235,323,000	$81,374,000	$52,059,000	$43,171,000	$58,719,000

During 2007, the Company anticipates that it will continue to require additional capital expenditures to support its information systems. In 2006, the Company signed an agreement with SAP to implement an integrated business platform across the Company's retail and Company Stores. The estimated expenditures related to the implementation are expected to be approximately $10.0 million. The Company has incurred approximately $7.9 million in expenditures related to the SAP retail implementation as of December 31, 2006. Contingent rent and other charges amounted to $7.0 million and $6.4 million for the years ended December 31, 2006 and 2005.

In December 2006, the Company entered into a five-year senior unsecured revolving credit facility (the "Revolving Credit Facility"), with various lenders, which provides up to $100.0 million to finance working capital requirements and letters of credit to finance the Company's inventory purchases. A portion of the Revolving Credit Facility not in excess of $25.0 million shall be available for the issuance of standby letters of credit. The full amount of the Revolving Credit Facility shall be available for the issuance of commercial letters of credit. The Revolving Credit Facility requires, among other things, that the Company comply with a maximum leverage ratio and various covenants on indebtedness, dissolutions, mergers, asset sales, pledges and changes in lines of business, as defined. Failure by the Company to comply with these covenants could reduce the borrowings available under the Revolving Credit Facility. If an event of default occurs, borrowings and interest are payable immediately, unless cured as defined, allowing borrowings to continue during the cure period. Loans under the Revolving Credit Facility bear an interest rate equal to the Alternative Base rate (defined as the higher of the prime rate or the federal funds rate plus 0.5%) or the Adjusted LIBOR rate plus applicable margin as defined within the agreement, as elected by the Company. The Company incurs facility fees of ten basis points on the face amount of the Revolving Credit Facility. No fees were paid by the Company for advances or issuances of letters of credit under the Revolving Credit Facility as none were outstanding during the period ended December 31, 2006. During 2006, the Company did not borrow under the Revolving Credit Facility.

The Company also has an existing Line of Credit Facility (the "Facility") with another bank that, as amended, allows for uncommitted borrowings, letters of credit and banker's acceptances subject to individual maximums and in the aggregate, an amount not to exceed the lesser of $25,000,000 or a "Borrowing Base." The Borrowing Base is calculated on a specified percentage of eligible amounts due under factoring arrangements, eligible non-factored accounts receivable, and eligible inventory. Borrowings under the revolving loan portion of the Facility ("Advances") are due on demand. The Company may pay down and re-borrow at will under the Facility. Advances bear interest at (i) the higher of The Bank of New York's prime lending rate or the Federal Funds rate plus 0.5% at the date of borrowing or (ii) a negotiated rate. In connection with the line of credit, the Company has agreed to eliminate all the outstanding borrowings under the facility for at least 30 consecutive days during each calendar year. In addition, borrowings under the line of credit are secured by certain receivables of the Company. The Company had no outstanding advances during 2006 and 2005 under this line of credit; however amounts available under the line were reduced to $21.7 million by $3.3 million of standby and open letters of credit at December 31, 2006.

In 2006, a $3.0 million promissory note, which one of the Company's foreign subsidiaries entered into with a financial institution in connection with the Company's tax repatriation plan, was repaid.

The Company believes that it will be able to satisfy its current expected cash requirements for 2007, including requirements for its possible in-house sportswear infrastructure, enhanced information systems and the payments of its quarterly cash dividend, primarily with cash flow from operations and cash on hand. The Company did not have any off-balance sheet arrangements as of December 31, 2006.

Exchange Rates

The Company routinely enters into forward exchange contracts for its future purchases of inventory denominated in foreign currencies, primarily the Euro. Gains and losses on forward exchange contracts that are used for hedges are accounted for on the balance sheet as inventory and an adjustment to equity, and are subsequently accounted for as part of the purchase price of the inventory upon execution of the contract. At December 31, 2006, the Company had no unrealized gains or losses as no forward contracts were outstanding. Unrealized gains and losses are typically included in Accumulated Other Comprehensive Income in the Statements of Changes in Shareholders' Equity and as an adjustment to inventory, which is the underlying exposure on the consolidated balance sheet. The Company expects to continue to routinely enter into additional foreign exchange contracts throughout 2007. While the Company believes that its current procedures with respect to the reduction of risk associated with currency exchange rate fluctuations are adequate, there can be no assurance that such fluctuations will not have a material adverse effect on the results of operations of the Company in the future.

Inventory from contract manufacturers in the Far East and Brazil are purchased in United States dollars and the recent fluctuations of many of these currencies against the United States dollar has not had any material adverse impact on the Company. However, future purchase prices for the Company's products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturer, which may affect the Company's cost of goods in the future. The Company currently does not believe the potential effects of such fluctuations would have a material adverse effect on the Company.

Effects of Inflation

The Company does not believe that the relatively low rates of inflation experienced over the last few years in the United States, where it primarily competes, have had a significant effect on revenues or profitability.

Quantitative and Qualitative Disclosures About Market Risk

The Company does not believe it has a material exposure to market risk. The Company is primarily exposed to currency exchange rate risks with respect to its inventory transactions denominated in Euro. Business activities in various currencies expose the Company to the risk that the eventual net dollar cash flows from transactions with foreign suppliers denominated in foreign currencies may be adversely affected by changes in currency rates. The Company manages these risks by utilizing foreign exchange contracts. The Company does not enter into foreign currency transactions for speculative purposes.

At December 31, 2006, the Company had no forward contracts outstanding. The Company's earnings may also be affected by changes in short-term interest rates as a result of borrowings under its credit facilities. A two or less percentage point increase in interest rates affecting the Company's credit facilities would not have had a material effect on the Company's 2006 and 2005 net income.

The Company sources a significant amount of product from China and will be subject to foreign currency exposure to its U.S. dollar denominated transactions if the Chinese Yuan is allowed to float freely on the open market. If the Yuan is allowed to float freely against other foreign currency, a two percent change in exchange rates could have a material effect on the Company.

NET REVENUE
in millions



$536.5
'02
'03
'04
'05
'06

NET INCOME
in millions



$26.8
'02
'03
'04
'05
'06

DILUTED EPS



$1.31
'02
'03
'04
'05
'06

consolidated statements of

INCOME

Year Ended December 31,	**2006**	2005	2004
Net sales	$492,282,000	$474,060,000	$473,438,000
Royalty revenue	44,217,000	43,983,000	42,763,000
Net revenue	536,499,000	518,043,000	516,201,000
Cost of goods sold	304,672,000	283,727,000	284,817,000
Gross profit	231,827,000	234,316,000	231,384,000
Selling, general, and administrative expenses	194,718,000	188,953,000	174,519,000
Impairment of long-lived assets	121,000	—	448,000
Operating income	36,988,000	45,363,000	56,417,000
Interest and other income, net	4,875,000	4,151,000	1,411,000
Income before provision for income taxes	41,863,000	49,514,000	57,828,000
Provision for income taxes	15,098,000	15,988,000	21,976,000
Net income	$ 26,765,000	$ 33,526,000	$ 35,852,000
Earnings per share:			
Basic	$ 1.34	$ 1.69	$ 1.79
Diluted	$ 1.31	$ 1.65	$ 1.74
Dividends declared per share	$ 0.72	$ 0.66	$ 0.52
Shares used to compute earnings per share:			
Basic	20,046,000	19,888,000	20,050,000
Diluted	20,396,000	20,318,000	20,652,000

See accompanying notes to consolidated financial statements.

consolidated

BALANCE SHEETS

December 31,	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$105,441,000	$ 63,747,000
Marketable securities	12,250,000	66,400,000
Due from factors	35,536,000	33,975,000
Accounts receivable, less allowance for doubtful accounts of $249,000 and $298,000, respectively	19,641,000	18,691,000
Inventories	46,274,000	45,465,000
Prepaid expenses and other current assets	2,779,000	6,059,000
Deferred taxes, net	2,739,000	3,340,000
Total current assets	224,660,000	237,677,000
Property and equipment—at cost, less accumulated depreciation and amortization	72,141,000	42,975,000
Other assets:		
Deferred taxes, net	15,110,000	14,832,000
Deposits and sundry	17,107,000	16,776,000
Deferred compensation plans assets	32,095,000	28,411,000
Total other assets	64,312,000	60,019,000
Total Assets	$361,113,000	$340,671,000

See accompanying notes to consolidated financial statements.

December 31,	**2006**	2005
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 36,554,000	$ 31,129,000
Accrued expenses and other current liabilities	10,925,000	8,775,000
Short-term borrowings	—	3,000,000
Deferred income	3,958,000	3,835,000
Income taxes payable	3,361,000	3,832,000
Total current liabilities	54,798,000	50,571,000
Accrued rent and other long-term liabilities	16,544,000	17,029,000
Deferred compensation plans liabilities	32,095,000	28,411,000
Commitments and contingencies		
Shareholders' Equity:		
Series A Convertible Preferred Stock, par value $1.00, 1,000,000 shares authorized; none outstanding		
Class A Common Stock, par value $.01, 20,000,000 shares authorized; 15,587,651 and 15,573,961 issued as of December 31, 2006 and 2005, respectively	156,000	156,000
Class B Convertible Common Stock, par value $.01, 9,000,000 shares authorized; 8,010,497 and 8,010,497 issued and outstanding as of December 31, 2006 and 2005, respectively	80,000	80,000
Additional paid-in capital	92,041,000	89,351,000
Deferred Compensation	—	(3,397,000)
Accumulated other comprehensive income	1,884,000	1,257,000
Retained Earnings	249,653,000	237,369,000
	343,814,000	324,816,000
Class A Common Stock in treasury, at cost, 3,596,592 and 3,388,400 shares as of December 31, 2006 and 2005, respectively	(86,138,000)	(80,156,000)
Total Shareholders' Equity	257,676,000	244,660,000
Total Liabilities and Shareholders' Equity	$361,113,000	$340,671,000

See accompanying notes to consolidated financial statements.

consolidated statements of changes in
SHAREHOLDERS' EQUITY

	Class A Common Stock		Class B Common Stock	
	Number of Shares	Amount	Number of Shares	Amount
Balance at 12/31/03	14,534,791	$145,000	8,168,497	$82,000
Net Income				
Translation adjustment from				
Foreign currency, net of taxes $199,000				
Forward contracts, net of taxes $(32,000)				
Unrealized gain on available for sale security, net of taxes $18,000				
Comprehensive income				
Exercise of stock options				
Related tax benefit $3,031,000	398,113	4,000		
Issuance of Class A Stock from ESPP	8,941			
Dividends paid on common stock				
Purchase of Class A stock				
Conversion of Class B to Class A common stock	113,000	1,000	(113,000)	(1,000)
Balance at 12/31/04	15,054,845	150,000	8,055,497	81,000
Net Income				
Translation adjustment from				
Foreign currency, net of taxes $148,000				
Forward contracts, net of taxes $(351,000)				
Unrealized gains on available for sale securities, net of taxes $301,000				
Comprehensive income				
Issuance of Restricted Stock, net of forfeitures	152,960	2,000		
Amortization of deferred compensation				
Shares surrendered by employees to pay taxes on restricted stock	(4,509)			
Stock-based compensation acceleration expense				
Exercise of options, related tax benefit $1,403,000	312,064	3,000		
Issuance of Class A Stock from ESPP	13,601			
Dividends paid on common stock				
Conversion of Class B to Class A common stock	45,000	1,000	(45,000)	(1,000)
Balance at 12/31/05	15,573,961	156,000	8,010,497	80,000
Net Income				
Translation adjustment from				
Foreign currency, net of taxes of $(53,000)				
Forward contracts, net of taxes of $110,000				
Unrealized gains on available for sale securities, net of taxes of $319,000				
Comprehensive Income				
Reversal of deferred compensation upon adoption of SFAS 123R	(138,182)	(1,000)		
Stock-based compensation expense				
Exercise of stock options, and related tax benefits of $700,000	203,283	1,000		
Issuance of Restricted Stock	34,138			
Shares surrendered by employees to pay taxes on restricted stock	(12,022)			
Issuance of Class A Common Stock from ESPP	17,897			
Purchase of Class A Stock				
Reissuance of Treasury Shares	(91,808)			
Dividends paid on common stock	384			
Balance at 12/31/06	15,587,651	$156,000	8,010,497	$80,000

See accompanying notes to consolidated financial statements.

Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock Number of Shares	Treasury Stock Amount	Total
$69,992,000		$ 751,000	$191,585,000	(2,888,400)	$(66,221,000)	$196,334,000
			35,852,000			35,852,000
		325,000				325,000
		(53,000)				(53,000)
		30,000				30,000
						36,154,000
8,204,000						8,208,000
221,000						221,000
			(10,454,000)			(10,454,000)
				(500,000)	(13,935,000)	(13,935,000)
78,417,000		1,053,000	216,983,000	(3,388,400)	(80,156,000)	216,528,000
			33,526,000			33,526,000
		310,000				310,000
		(737,000)				(737,000)
		631,000				631,000
						33,730,000
4,554,000	(4,556,000)					
	1,120,000					1,120,000
(134,000)						(134,000)
100,000	39,000					139,000
6,085,000						6,088,000
329,000						329,000
			(13,140,000)			(13,140,000)
89,351,000	(3,397,000)	1,257,000	237,369,000	(3,388,400)	(80,156,000)	244,660,000
			26,765,000			26,765,000
		(88,000)				(88,000)
		184,000				184,000
		531,000				531,000
						27,392,000
(3,396,000)	3,397,000					—
3,193,000						3,193,000
4,009,000						4,010,000
—						—
(301,000)						(301,000)
363,000						363,000
				(300,000)	(7,169,000)	(7,169,000)
(1,187,000)				91,808	1,187,000	—
9,000			(14,481,000)			(14,472,000)
$92,041,000	—	$1,884,000	$249,653,000	(3,596,592)	$(86,138,000)	$257,676,000

consolidated statements of

CASH FLOWS

For the Years Ended December 31,	**2006**	2005	2004
Cash flows from operating activities			
Net income	$ 26,765,000	$ 33,526,000	$ 35,852,000
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation and amortization	10,655,000	9,400,000	7,844,000
Impairment of long-lived assets	121,000	—	448,000
Unrealized gain on deferred compensation plans	(1,340,000)	(914,000)	(1,127,000)
Realized gain on sale of property and equipment	—	—	(14,000)
Provision for doubtful accounts	211,000	290,000	54,000
Provision for/(benefit from) deferred taxes	—	(5,791,000)	(1,709,000)
Tax benefit from stock option exercises	—	1,403,000	3,031,000
Unrealized gains from available-for-sale securities	(531,000)	(631,000)	—
Realized gain on sale of marketable securities	—	(1,246,000)	—
Stock-based compensation expense	3,193,000	1,259,000	—
Excess tax benefit from stock option exercises	(700,000)	—	—
Changes in operating assets and liabilities:			
(Increase)/decrease in due from factors	(1,561,000)	961,000	(3,449,000)
Increase in accounts receivable	(1,161,000)	(2,003,000)	(5,778,000)
(Increase)/decrease in inventories	(625,000)	964,000	(2,368,000)
Decrease/(increase) in prepaid expenses and other current assets	3,280,000	(3,395,000)	(1,321,000)
Increase in other assets	(1,290,000)	(5,073,000)	(4,404,000)
Increase/(decrease) in accounts payable	5,425,000	(4,638,000)	1,920,000
Increase in deferred income, accrued expenses and other current liabilities	2,213,000	1,057,000	1,044,000
Increase/(decrease) in income taxes payable	229,000	(421,000)	1,314,000
Increase in other long-term liabilities	3,199,000	9,268,000	6,604,000
Net cash provided by operating activities	48,083,000	34,016,000	37,941,000

For the Years Ended December 31,	**2006**	2005	2004
Cash flows used in investing activities			
Acquisition of property and equipment	$ (39,942,000)	$(13,865,000)	$(10,101,000)
Proceeds from sale of marketable securities	54,250,000	16,755,000	—
Proceeds from sale of property and equipment	—	—	68,000
Purchase of stock	—	(6,000,000)	—
Purchases of marketable securities and other investments	(100,000)	(41,909,000)	(40,000,000)
Net cash provided by/(used in) investing activities	14,208,000	(45,019,000)	(50,033,000)
Cash flows used in financing activities			
Shares surrendered by employees to pay taxes on restricted stock	(301,000)	(134,000)	—
Tax benefit from stock option exercises	700,000	—	—
Proceeds from exercise of stock options	3,310,000	4,685,000	5,177,000
Proceeds from employee stock purchase plan	363,000	329,000	221,000
Proceeds from short-term borrowings	—	3,000,000	—
Payments of short-term borrowings	(3,000,000)	—	—
Dividends paid to shareholders	(14,472,000)	(13,140,000)	(10,454,000)
Acquisition of treasury shares	(7,169,000)	—	(13,935,000)
Net cash used in financing activities	(20,569,000)	(5,260,000)	(18,991,000)
Effect of exchange rate changes on cash	(28,000)	(4,000)	(5,000)
Net increase/(decrease) in cash	41,694,000	(16,267,000)	(31,088,000)
Cash and cash equivalents, beginning of year	63,747,000	80,014,000	111,102,000
Cash and cash equivalents, end of year	$105,441,000	$ 63,747,000	$ 80,014,000
Supplemental disclosures of cash flow information			
Cash paid during the period for:			
Interest	$ 204,000	$ 68,000	$ 27,000
Income taxes	$ 17,337,000	$ 21,194,000	$ 19,341,000

See accompanying notes to consolidated financial statements.

1—Summary of Significant Accounting Policies

A. *Description of business* Kenneth Cole Productions, Inc. and its subsidiaries (the "Company") designs, sources and markets a broad range of quality footwear and handbags, and through license agreements, designs and markets men's, women's and children's apparel and accessories under its *Kenneth Cole New York, Kenneth Cole Reaction, Unlisted,* and *Tribeca* brands for the fashion conscious consumer. In addition, the Company, through a license agreement, has the rights to use the *Bongo* trademark for footwear, as well as *Gentle Souls* for footwear under a proprietary trademark. The Company markets its products for sale to more than 6,000 department stores and specialty store locations in the United States, as well as other locations throughout the world, through its retail and Company Store base, and its interactive websites. The Company also distributes consumer catalogs that feature a variety of *Kenneth Cole New York* and *Kenneth Cole Reaction* branded products.

B. *Principles of consolidation* The consolidated financial statements include the accounts of Kenneth Cole Productions, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. Certain amounts in the Company's previous financial statements have been reclassified to conform to the 2006 presentation (see Note 7).

C. *Use of estimates* The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. *Cash and cash equivalents* The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

E. *Marketable securities* In 2004, the Company began investing in auction rate securities, of which the Company holds mostly debt securities backed by student loans with maturity dates ranging from approximately 2009 to 2050. The Company accounts for these investments as marketable securities, and has classified them as available-for-sale securities under SFAS No. 115 *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS 115"). They are recorded at fair value, and are reset every 7 to 35 days, and repurchased based on the Company's cash needs. The purchase of these securities is included in the accompanying Consolidated Statements of Cash Flows as an investing activity.

F. *Inventories* Inventories, which consist of finished goods, are stated at the lower of cost or fair market value. Cost is determined by the first-in, first-out method.

G. *Property and equipment* Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the estimated useful lives of the related assets ranging from three to forty years on a straight-line basis. Leasehold improvements are amortized using the straight-line method over the term of the related lease or the estimated useful life, whichever is less.

The Company reviews long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as measured by comparing the undiscounted future cash flows to the asset's net book value. Impaired assets are recorded at the lesser of their carrying value or fair value.

H. *Income taxes* Income taxes are accounted for in accordance with SFAS No. 109, *"Accounting for Income Taxes."* Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

I. *Revenue recognition* Wholesale revenues are recognized upon shipment of products to customers since title passes upon shipment. Retail and Company Store revenues are recognized at the time of sale. Both wholesale and retail store revenues are shown net of returns, discounts, and other allowances. Reserves for estimated returns and allowances for discounts are provided when sales are recorded. The Company has also entered into various trade name license agreements that provide revenues based on minimum royalties and additional revenues based on percentage of defined sales. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined in each license agreement. In circumstances whereby licensee sales exceed the quarterly contractual minimums, but not the annual minimums, royalty contributions are deferred on the Consolidated Balance Sheets. As the licensee sales exceed the annual contractual minimums, the royalty contributions are recognized.

J. *Advertising costs* The Company incurred advertising costs, including certain in-house marketing expenses of $19.0 million, $21.8 million, and $20.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. Advertising costs are expensed as incurred and are included in Selling, general, and administrative expenses in the accompanying Consolidated Statements of Income. Included in advertising expenses are costs associated with cooperative advertising programs, under which the Company generally shares the cost of a customer's advertising expenditures. In addition, licensee contributions toward advertising are recognized when licensed products are sold by the Company's licensees. Such contributions are based on contractual percentages of sales and contain minimums. For licensees whose sales are not expected to exceed contractual sales minimums, contributions relating to advertising are recognized based on the contractual minimums. In circumstances whereby licensee sales exceed the quarterly contractual minimums, but not the annual minimums, such contributions toward advertising are deferred on the Consolidated Balance Sheets. As the licensee sales exceed the annual contractual minimums, the licensee contributions toward advertising are recognized.

K. *Stock-based compensation* The Company adopted Statement of Financial Accounting Standards No. 123R, *"Share-based Payment"* ("SFAS 123R") on January 1, 2006 using the modified prospective method. SFAS 123R supersedes Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25") and its interpretations and revises SFAS No. 123, *"Accounting for Stock-based Compensation"* ("SFAS 123") and requires all share-based payments, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Under SFAS 123R, the Company measures the cost of services received in exchange for stock options and similar awards based on the grant-date fair value of the award and recognizes this cost in the income statement over the period during which an award recipient is required to provide service in exchange for the award. The Company uses the Black-Scholes model to assess the fair value of share-based payments and amortizes this cost over the service period. In addition, stock compensation expense is reduced for estimated forfeitures prior to vesting primarily based on historical annual forfeiture rates and by employee classification. Estimated forfeitures are reassessed on a quarterly basis and may change based on new facts and circumstances. (See Note 11.)

In 2005 and 2004, the Company measured compensation expense for its stock-based compensation plans using the intrinsic value method prescribed in APB 25 and related Interpretations.

L. *Derivative instruments and hedging activities* The Company uses derivative instruments, typically forward contracts, to manage its risk associated with movements in the Euro exchange rates in purchasing inventory. In accordance with SFAS No. 133 *"Accounting for Derivative Instruments and Hedge Activities"* ("SFAS 133"), the Company recognizes all derivatives on the Consolidated Balance Sheets. Also, derivative instruments that meet certain criteria in SFAS 133 are classified as cash flow hedges, and changes in fair value are recognized in Accumulated Other Comprehensive Income, in the accompanying Consolidated Statements of Changes in Shareholders' Equity, until the underlying transaction is completed and the derivative is settled. Upon settlement, any amounts remaining in Accumulated Other Comprehensive Income are reclassified to earnings. Those derivatives that are not classified as cash flow hedges are adjusted to fair value through earnings. The Company does not hold derivative instruments for the purpose of trading or speculation, and designated all hedges as cash flow hedges in 2006. (See Note 6.)

M. *Shipping and handling costs* The Company includes amounts billed to customers for shipping costs in net sales. The related internal and external shipping and handling costs incurred by the Company are included in the Cost of goods sold line item in the accompanying Consolidated Statements of Income. Such costs include inbound freight costs, purchasing costs, inspection costs, internal transfer costs, and other product procurement related charges.

N. *Cost of goods sold and selling, general and administrative expenses* Costs associated with the production and procurement of product are included in the Cost of goods sold line item in the accompanying Consolidated Statements of Income, including inbound freight costs, purchasing costs, inspection costs, and other product procurement related charges. All other expenses, excluding interest and income taxes, are included in Selling, general, and administrative expenses, including receiving, warehousing, and distribution expenses, as the predominant expenses associated therewith, are general and administrative in nature.

O. *Research and development costs* The Company does not incur research and development costs.

2—Earnings Per Share

The Company calculates earnings per share in accordance with SFAS No. 128, *"Earnings Per Share"* ("SFAS 128"). Basic earnings per share are calculated by dividing net income by weighted-average common shares outstanding. Diluted earnings per share are calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities under the Company's stock incentive plans. Dilutive securities, which include stock options and restricted stock, are determined under the treasury stock method by calculating the assumed proceeds available to repurchase stock using the weighted-average shares outstanding for the period. Stock options amounting to 783,000, 946,000 and 916,000 as of December 31, 2006, 2005, and 2004, respectively, have been excluded from the diluted per share calculations, since their effect would be antidilutive. The following is an analysis of the differences between basic and diluted earnings per common share in accordance with SFAS 128:

For the Year Ended December 31,	**2006**	2005	2004
Weighted-average common shares outstanding	20,046,000	19,888,000	20,050,000
Effect of dilutive securities:			
Restricted stock & employee stock purchase plan	113,000	5,000	
Stock options	237,000	425,000	602,000
Weighted-average common shares outstanding and common share equivalents	20,396,000	20,318,000	20,652,000

3—Due from Factors and Accounts Receivable

The Company sells substantially all of its accounts receivable to its factors, without recourse, subject to credit limitations established by the factor for each individual account. Certain accounts receivable in excess of established limits are factored with recourse. Included in amounts due from factors at December 31, 2006 and 2005 is accounts receivable subject to recourse totaling approximately $677,000 and $1,115,000, respectively. The agreements with the factors provide for payment of a service fee on receivables sold.

At December 31, 2006 and 2005, the balance due from factors, which includes chargebacks, is net of allowances for returns, discounts, and other deductions of approximately $8,956,000 and $8,068,000, respectively. The allowances are provided for known chargebacks reserved for but not written off the Company's financial records and for potential future customer deductions based on management's estimates.

In the ordinary course of business, the Company has accounts receivable that are non-factored and are at the Company's risk. At December 31, 2006 and 2005, the accounts receivable balance includes allowance for doubtful accounts and consumer direct sales returns of approximately $1,029,000 and $1,108,000. These customers include non-factored accounts and credit card receivables from third-party service providers. The allowances provided for sales returns are for potential future retail customer merchandise returns based on management's estimates. The allowance for doubtful accounts is provided for estimated losses resulting from the inability of its customers to make required payments.

4—Property and Equipment

Property and equipment consist of the following:

December 31,	**2006**	2005
Property and equipment—at cost:		
Land	$ 5,462,000	—
Building and building improvements	33,356,000	—
Furniture and fixtures	30,115,000	$27,871,000
Machinery and equipment	25,607,000	17,473,000
Leasehold improvements	37,091,000	50,212,000
	131,631,000	95,556,000
Less accumulated depreciation	59,490,000	52,581,000
Net property and equipment	$72,141,000	$42,975,000

In June 2006, the Company finalized the purchase of its corporate headquarters building, located in New York City, for a purchase price of approximately $24 million, which is included in building and building improvements, and land at cost. Approximately $15 million of leasehold improvements were reclassified to building and building improvements during 2006.

5—Impairment of Long-Lived Assets

In 2006 and 2004, the Company recorded non-cash asset impairment charges of $121,000 and $448,000, respectively. Management reviews its retail stores' estimated undiscounted future cash flows and determines whether or not a write-down to current value is required. The impairment charges related to stores' leasehold improvements, and furniture and fixtures, and were separately disclosed in the accompanying Consolidated Statements of Income.

6—Foreign Currency Transactions, Derivative Instruments and Hedging Activities

The Company, in the normal course of business, routinely enters into forward contracts in anticipation of future purchases of inventory denominated in foreign currencies. These forward contracts are used to hedge against the Company's exposure to changes in Euro exchange rates to protect the purchase price of merchandise under such commitments. The Company has classified these contracts as cash flow hedges under SFAS 133. The Company had no forward contracts outstanding as of December 31, 2006, and had $7,000,000, and $24,000,000 outstanding at December 31, 2005 and 2004, respectively.

All terms and conditions of the forward contracts are included in the measurement of the related hedge effectiveness. The critical terms of the forward contracts are the same as the underlying forecasted transactions; therefore changes in the fair value of the contracts should be highly effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings during 2006, 2005, and 2004. At December 31, 2006, the Company had no unrealized gains or losses, as no forward contracts were outstanding. Unrealized gains and losses are typically included in Accumulated Other Comprehensive Income in the Consolidated Statements of Changes in Shareholders' Equity and as an adjustment to inventory, which is the underlying exposure on the Consolidated Balance Sheet. The unrealized gains and/or losses would then be reclassified from

Accumulated Other Comprehensive Income into earnings based upon the actual executions of forward contracts to purchase merchandise and the Company's ultimate sale of that merchandise.

7—Segment Reporting

The Company has three reportable segments: Wholesale, Consumer Direct, and Licensing. The Wholesale segment designs and sources a broad range of fashion footwear, handbags and accessories and markets its products for sale to more than 6,000 department and specialty store locations and to the Company's Consumer Direct segment. The Consumer Direct segment markets a broad selection of the Company's branded products, including licensee products, for sale directly to the consumer through its own channels of distribution, which include full-price retail stores, Company Stores, catalogs, and e-commerce (at website addresses *www.kennethcole.com* and *www.kennethcolereaction.com*). The Licensing segment, through third-party licensee agreements, has evolved the Company from a footwear resource to a diverse lifestyle brand competing effectively in approximately 30 apparel and accessories categories for both men and women. The Company maintains control over quality, image and distribution of the licensees. This segment primarily consists of royalties earned on licensee sales to third parties of the Company's branded products and royalties earned on the purchase and sale to foreign retailers, distributors, or to consumers in foreign countries. The Company's reportable segments are business units that offer products to overlapping consumers through different channels of distribution. Each segment is managed separately, although planning, implementation and results are reviewed internally by the executive management committee. The Company evaluates performance of each of its segments and allocates resources based on profit or loss before elimination of intersegment profit, unallocated corporate overhead, stock-based compensation expense and income taxes for each segment. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies. Intersegment sales between the Wholesale and Consumer Direct segment include a markup, which is eliminated in consolidation.

Financial information of the Company's reportable segments is as follows (dollars in thousands):

	Wholesale	Consumer Direct	Licensing	Totals
Year Ended December 31, 2006[4]				
Revenues	$314,981	$177,301	$44,217	$536,499
Intersegment revenues	38,534			38,534
Interest income, net	4,875			4,875
Depreciation expense	3,454	7,197	4	10,655
Impairment of long-lived assets		121		121
Segment income[1]	42,228	(12,623)	34,562	64,167
Segment assets	254,752	64,914	44,348	364,014
Expenditures for long-lived assets	24,063	15,870	9	39,942
Year Ended December 31, 2005[4]				
Revenues	$287,190	$186,870	$43,983	$518,043
Intersegment revenues	38,932			38,932
Interest income, net	4,151			4,151
Depreciation expense	3,059	6,333	8	9,400
Segment income[1][2]	29,202	6,025	36,059	71,286
Segment assets	273,336	57,657	12,669	343,662
Expenditures for long-lived assets	3,048	10,817		13,865
Year Ended December 31, 2004[4]				
Revenues	$282,258	$191,180	$42,763	$516,201
Intersegment revenues	35,133			35,133
Interest income, net	1,411			1,411
Depreciation expense	2,745	5,087	12	7,844
Impairment of long-lived assets		448		448
Segment income[1][3]	29,669	11,698	35,454	76,821
Segment assets	249,225	49,930	8,190	307,345
Expenditures for long-lived assets	3,150	6,949	2	10,101

(1) Before elimination of intersegment profit, unallocated corporate overhead, stock-based compensation expense and income taxes.

(2) Segment income for the Wholesale segment includes one-time payment of $0.8 million for severance.

(3) Segment income for the Wholesale segment includes one-time payment of $1.1 million for costs associated with the Company's transfer to a third-party distribution center.

(4) In 2006, the Company reclassified its gift program from the Consumer Direct segment to the Wholesale segment. Net sales were less than 1% of consolidated sales. Amounts in 2005 and 2004 have been reclassified to conform to 2006 presentation.

The reconciliation of the Company's reportable segment revenues, profit and loss, and assets are as follows (dollars in thousands):

Revenues	**2006**	2005	2004
Revenues for reportable segments	$536,499	$518,043	$516,201
Intersegment revenues for reportable segments	38,534	38,932	35,133
Elimination of intersegment revenues	(38,534)	(38,932)	(35,133)
Total consolidated revenues	$536,499	$518,043	$516,201
Income			
Total profit for reportable segments	$ 64,167	$ 71,286	$ 76,821
Elimination of intersegment profit	(10,272)	(11,005)	(9,303)
Unallocated corporate overhead & stock-based compensation expense	(12,032)	(10,767)	(9,690)
Total income before provision for income taxes	$ 41,863	$ 49,514	$ 57,828
Assets			
Total assets for reportable segments	$364,014	$343,662	$307,345
Elimination of inventory profit in consolidation	(2,901)	(2,991)	(2,758)
Total consolidated assets	$361,113	$340,671	$304,587

Revenues from international customers were approximately 2.1%, 2.4%, and 1.9% of the Company's consolidated revenues for the years ended December 31, 2006, 2005, and 2004, respectively.

8—Accrued Expenses and Other Liabilities

Accrued expenses and other current liabilities consist of the following:

December 31,	**2006**	2005
Rent	$ 570,000	$ 723,000
Compensation	6,345,000	4,268,000
Customer credits	2,031,000	2,020,000
Other	1,979,000	1,764,000
	$10,925,000	$8,775,000

9—Short-term Borrowings

In 2005, one of the Company's foreign subsidiaries entered into a promissory note with a financial institution, which provided the foreign subsidiary with $3,000,000. In addition, the Company entered into a Cash Collateral Pledge Agreement, for $3,000,000, with a financial institution, which served as collateral on the loan to the foreign subsidiary. This was included in Prepaid expenses and other current assets in the accompanying Consolidated Balance Sheets. In 2006, the foreign subsidiary repaid the promissory note and, as a result, the collateral was released back to the Company.

10—Benefit Plans

A. *401(k) Plan* The Company's 401(k) profit-sharing plan covers all non-union employees, subject to certain minimum age and length of service requirements who are permitted to contribute specified percentages of their salary up to the maximum permitted by the Internal Revenue Service. The Company is obligated to make a matching contribution and may make an additional discretionary contribution, as defined. Contributions to the plan for the years ended December 31, 2006, 2005 and 2004 were approximately $551,000, $487,000, and $395,000, respectively.

8. *Deferred compensation plans* The Kenneth Cole Productions, Inc. Deferred Compensation Plans are non-qualified plans maintained primarily to provide deferred compensation benefits for the Company's Chief Executive Officer, as well as a select group of "highly compensated employees," which includes certain Company management. The Company accounts for the investments in the deferred compensation plans as trading securities in accordance with SFAS 115. The amounts, deferred at the election of the employee, are invested based upon various asset alternatives. The assets are included in deferred compensation plan assets, and the related liability is included in deferred compensation plan liabilities.

In 2006, 2005 and 2004, the Company deposited $915,000 $1,215,000, and $1,516,000, respectively, into Supplemental Executive Retirement Plans ("SERP") for certain key executives. The amounts have been recorded in Deposits and Sundry in the accompanying Consolidated Balance Sheets. These plans are non-qualified deferred compensation plans. Benefits payable under these plans are based upon the performance of the individual directed investments from the Company's cumulative and future contributions. Benefits earned under the SERP begin vesting after 3 years from issuance, and become 60% vested after 9 years of service, 75% vested upon the participant retiring at age 60 or later and 100% vested if the employee dies while in the Company's employment. The value of these investments at December 31, 2006 and 2005 were $5,287,000 and $5,818,000, respectively, which the Company accounts for as trading securities in accordance with SFAS 115. The unrealized gains and losses on the investments were recorded in Selling, general and administrative expenses in the accompanying Consolidated Statements of Income. In addition, the Company has recorded an accumulated long-term vested benefit obligation of approximately $2,599,000 and $2,377,000 at December 31, 2006 and 2005, respectively, within Accrued rent and other long-term liabilities in the accompanying Consolidated Balance Sheets. In addition, SERP participants are covered by life insurance through a portion of the Company's contribution.

c. *Employee Stock Purchase Plan* The Company sponsors a qualified employee stock purchase plan ("ESPP"), the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the Company's Class A Common Stock at a price equal to 85% of the lower of the closing price at the beginning or end of each quarterly stock purchase period. For the years ended December 31, 2006, 2005, and 2004, employees purchased 17,897, 13,601, and 8,941 shares, respectively. Total shares purchased through December 31, 2006 were 94,452.

11—Stock-Based Compensation

The Company's 2004 Incentive Stock Option Plan (the "Plan"), authorizes the grant of options to employees for up to 5,320,162 shares of the Company's Class A Common Stock. The Company amended the Plan in 2005 and authorized an additional 1,000,000 shares. Certain options granted under the Plan vest in one-third increments in each of the first, second and third years following the date of grant, while certain other options vest over five years. Options granted under the Plan have ten-year terms. Non-employee Director stock options granted have ten-year terms and vest 50% on the first anniversary of the date of grant and become fully exercisable at the end of two years.

Effective January 1, 2006, the Company adopted SFAS 123R. The Company elected to use the modified prospective transition method to record stock-based compensation expense; therefore, prior period results were not restated. Prior to the adoption of SFAS 123R, stock-based compensation expense related to stock options was not recognized in the results of operations if the exercise price was at least equal to the market value of the common stock on the grant date, in accordance with APB 25. As a result, the recognition of stock-based compensation expense was generally limited to the expense attributed to restricted stock unit awards and stock option modifications.

SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. Under the modified prospective method, awards that were granted, modified, or settled on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. Unvested equity-based awards that were granted prior to January 1, 2006 will continue to be accounted for in accordance with SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized. Also, the realization of tax benefits in excess of amounts recognized for financial reporting purposes is recognized in the Consolidated Statement of Cash Flows as a financing activity. In addition, the Company's ESPP is now considered compensatory under SFAS 123R, due to the ESPP's lookback feature and 15% purchase price discount.

The Company has stock-based compensation plans under which directors, officers and other eligible employees receive stock options and other equity-based awards. The plans provide for the grant of stock options, restricted stock awards and other stock unit awards. Historically, stock options have been granted to broad groups of employees on a discretionary basis. Recently, the Company's equity-based compensation program has migrated toward an emphasis on restricted stock awards.

Stock options are granted with an exercise price equal to the market value of a share of common stock on the date of grant. Stock option grants expire within 10 years and vest on a graded basis within two to five years from the date of grant. Restricted stock unit awards generally vest on a graded basis over a three to four year period or cliff vest after three years. All awards are expensed on a straight-line basis.

The following table summarizes stock option activity for the years ended December 31, 2006, 2005 and 2004:

	Shares	Weighted-Average Exercise Price Per Share
Outstanding as of December 31, 2003	2,931,335	$19.36
Granted	574,900	$32.97
Exercised	(398,113)	$12.97
Forfeited	(159,186)	$22.20
Outstanding as of December 31, 2004	2,948,936	$22.71
Granted	46,667	$29.28
Exercised	(312,064)	$15.01
Forfeited	(82,822)	$26.31
Outstanding as of December 31, 2005	2,600,717	$23.64
Granted	27,000	$24.73
Exercised	(203,283)	$16.28
Forfeited	(305,549)	$28.91
Outstanding as of December 31, 2006	2,118,885	$23.60
Exercisable as of December 31, 2006	1,890,137	$23.52

The weighted-average grant-date fair value of options granted during the years ended December 31, 2006 and 2005 was $0.3 million and $0.6 million, respectively. The weighted-average remaining term for stock options outstanding and exercisable, as of December 31, 2006, was 4.8 years and 4.5 years, respectively. The aggregate intrinsic value of stock options outstanding and exercisable as of December 31, 2006 was $6.8 million and $6.7 million, respectively. The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of the Company's common stock as of the reporting date. The total fair value of options vested during the years ended December 31, 2006 and 2005 was $2.1 million and $3.4 million, respectively.

The intrinsic value related to the exercise of stock options was $1.9 million for the year ended December 31, 2006, which is currently deductible for tax purposes. The intrinsic value related to the exercise of stock options was $4.3 million for the year ended December 31, 2005. In addition, 91,808 treasury shares were re-issued for options exercised during the year ended December 31, 2006.

The following table summarizes restricted stock unit activity for the years ended December 31, 2006 and 2005. No shares of restricted stock were granted prior to 2005.

	Shares
Unvested as of January 1, 2005	—
Granted	158,044
Vested	(14,782)
Forfeited	(5,080)
Unvested as of December 31, 2005	138,182
Granted	515,616
Vested	(34,138)
Forfeited	(53,557)
Unvested as of December 31, 2006	566,103
Vested as of December 31, 2006	48,920

The weighted-average grant-date fair value of restricted stock awards granted during the years ended December 31, 2006 and 2005 was $13.1 million and $4.7 million, respectively. The total grant-date fair value of restricted shares vested during the years ended December 31, 2006 and 2005 was $0.7 million and $0.3 million, respectively. The weighted-average remaining contractual term of unvested shares of restricted stock as of December 31, 2006 and 2005 was 2.5 years and 3.0 years, respectively.

The following table summarizes the pro forma effect of stock-based compensation as if the fair value method of accounting for stock compensation had been applied for the years ended December 31, 2005 and 2004:

Year Ended December 31,	2005	2004
Net income, as reported	$33,526,000	$35,852,000
Add: Stock-based compensation, related to restricted stock, included in reported net income, net of related tax effect	852,000	—
Deduct: Stock-based employee compensation expense determined under fair value method, net of related tax effects	(7,318,000)	(3,429,000)
Pro forma net income	$27,060,000	$32,423,000
Earnings per share:		
Basic—as reported	$ 1.69	$ 1.79
Basic—pro forma	$ 1.36	$ 1.62
Diluted—as reported	$ 1.65	$ 1.74
Diluted—pro forma	$ 1.33	$ 1.57

In April 2005, the Company accelerated the vesting of 250,000 "out-of-the-money" stock options held by Kenneth D. Cole. The estimated future expense recognition that was eliminated was approximately $2,115,000. Also, in December 2005, the Company accelerated the vesting of 224,500 stock options held by various employees. The estimated future expense recognition that was eliminated was approximately $1,400,000.

The following table summarizes the components and classification of stock-based compensation expense for the years ended December 31, 2006 and 2005.

Year Ended December 31,	**2006**	2005
Stock options	$1,137,000	$ 100,000
Restricted stock units and employee stock purchase plan	2,056,000	1,159,000
Total stock-based compensation expense(1)	$3,193,000	$1,259,000

(1) Total stock-based compensation expense is recorded in Selling, general, and administrative expenses in the Consolidated Statements of Income.

Tax benefits were attributed to the stock-based compensation expense. The Company elected to adopt the alternative method of calculating the historical pool of windfall tax benefits as permitted by FASB Staff Position (FSP) No. SFAS 123R-c, *"Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards."* This is a simplified method to determine the pool of windfall tax benefits that is used in determining the tax effects of stock compensation in the results of operations and cash flow reporting for awards that were outstanding as of the adoption of SFAS 123R.

The fair value of stock options was estimated using the Black-Scholes option-pricing model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. The assumptions for the current period grants were developed based on SFAS 123R and SEC guidance contained in Staff Accounting Bulletin (SAB) No. 107, "Share-Based Payment."

The following table summarizes the assumptions used to compute the weighted-average fair value of stock option grants:

Year Ended December 31,	**2006**	2005
Weighted-average volatility	48.3%	49.1%
Risk-free interest rate	5.1%	4.1%
Weighted-average dividend yield	2.9%	2.2%
Expected Term	3–9 years	3–9 years

The weighted-average volatility for the options granted during the current period was developed using historical volatility for periods equal to the expected term of the options. Prior to fiscal 2006, historical volatility was also used. An increase in the weighted-average volatility assumption will increase stock compensation expense. The expected volatility used in the calculation of the Company's stock-based compensation expense for the year ended December 31, 2006 ranged from 32.4% to 69.4%.

The risk-free interest rate was developed using the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date. An increase in the risk-free interest rate will increase stock compensation expense.

The dividend yield is a ratio that estimates the expected dividend payments to shareholders. The dividend yield is calculated by using the dividends declared per share and the Company's stock price on the date of grant. An increase in the dividend yield will increase stock compensation expense. The dividend yields used in the calculations of the Company's stock-based compensation expense for the year ended December 31, 2006 ranged from 0% (for grants prior to 2003) to 2.9%.

The expected term of the stock option grants was developed after considering vesting schedules, life of the option, historical experience and estimates of future exercise behavior patterns. An increase in the expected holding period will increase stock compensation expense.

The fair value of restricted stock was calculated by multiplying the Company's stock price on the date of grant by the number of shares granted. This is currently being amortized over the vesting periods of the individual grants. SFAS 123R requires the recognition of stock-based compensation for the number of awards that are ultimately expected to vest. As a result, for most awards, recognized stock compensation was reduced for estimated forfeitures prior to vesting primarily based on historical annual forfeiture rates and by employee classification ranging from 20% to 100% for stock options, and 10% to 75% for restricted stock. As part of the Company's forfeiture evaluation, the Company recorded a favorable adjustment of approximately $0.9 million for the year ended December 31, 2006. Estimated forfeitures will continue to be reassessed in subsequent periods and may change based on new facts and circumstances.

As of December 31, 2006, approximately $13.5 million of unrecognized stock compensation related to unvested awards (net of estimated forfeitures) is expected to be recognized over a weighted-average period of 2.4 years.

In accordance with the guidance set forth in SFAS 123R, the Company reversed the deferred compensation amount in Shareholders' Equity related to restricted stock as of January 1, 2006, and as such, all future compensation cost will be charged to compensation expense.

12—Income Taxes

In June 2006, the Company reached agreements with various taxing authorities which closed certain outstanding audit periods, for which the Company had previously established reserves. The Company recorded a tax benefit of approximately $600,000, net of certain tax liabilities that were established, for the year ended December 31, 2006.

In 2004, Internal Revenue Code Section 965 was enacted, as part of the American Jobs Creation Act. This was a temporary provision that allows U.S. companies to repatriate earnings from their foreign subsidiaries at a reduced tax rate provided that specified conditions and restrictions are satisfied. In addition, FASB Staff Position FAS 109-2 was issued to provide accounting and disclosure guidance relating to the repatriation provision. In 2005, the Company's Board of Directors approved and adopted a repatriation plan and, as such, the Company repatriated $12.5 million of unremitted foreign earnings, which resulted in a tax benefit of approximately $3.0 million for the year ended December 31, 2005, as a result of the Company providing for taxes for the foreign earnings at the prior statutory rate.

The components of income before provision for income taxes are as follows:

Years Ended December 31,	**2006**	2005	2004
Domestic	$37,700,000	$45,341,000	$54,460,000
International	4,163,000	4,173,000	3,368,000
	$41,863,000	$49,514,000	$57,828,000

Significant items comprising the Company's deferred tax assets and liabilities are as follows:

December 31,	**2006**	2005
Deferred tax assets:		
Inventory allowances and capitalization	$ 2,197,000	$ 1,927,000
Allowance for doubtful accounts and sales allowances	538,000	940,000
Deferred rent	4,451,000	4,449,000
Deferred compensation	11,337,000	10,137,000
Asset impairment	1,396,000	1,835,000
Depreciation	166,000	—
Deferred Income—Licensing Agreements	586,000	791,000
Stock-based compensation	1,246,000	—
Other	42,000	511,000
	$21,959,000	$20,590,000
Deferred tax liabilities:		
Depreciation	—	(1,662,000)
Tax effect on unrealized gains on available-for-sale securities	(703,000)	(381,000)
Undistributed foreign earnings	(3,407,000)	(375,000)
	(4,110,000)	(2,418,000)
Net deferred tax assets	$17,849,000	$18,172,000

The provision for income taxes consists of the following:

December 31,	**2006**	2005	2004
Current:			
Federal	$13,402,000	$19,477,000	$21,005,000
State and local	1,465,000	1,882,000	2,483,000
Foreign	231,000	420,000	197,000
	15,098,000	21,779,000	23,685,000
Deferred:			
Federal	—	(5,486,000)	(1,574,000)
State and local	—	(305,000)	(135,000)
	—	(5,791,000)	(1,709,000)
	$15,098,000	$15,988,000	$21,976,000

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the effective income tax rate for 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Federal income tax at statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	2.5%	3.0%	3.0%
Repatriation Benefit	—	(5.7)%	—
Favorable adjustment to state tax accruals from audit settlement	(1.4)%	—	—
	36.1%	32.3%	38.0%

13—Commitments and Contingencies

A. *Operating leases and other property agreements* The Company leases office, retail and warehouse facilities under non-cancelable operating leases between 5 and 20 years with options to renew at varying terms. Future minimum lease payments for non-cancelable leases with initial terms of one year or more consisted of the following at December 31, 2006:

2007	$ 25,851,000
2008	25,349,000
2009	24,190,000
2010	22,162,000
2011	19,609,000
Thereafter	58,719,000
Total minimum cash payments	$175,880,000

In addition, certain of these leases contain rent escalation provisions and require additional percentage rent payments to be made. Step rent provisions and escalation clauses are taken into account in computing the minimum lease payments, recognized on a straight-line basis over the minimum lease term. The Company may also receive capital improvement funding from landlords, primarily as an incentive for the Company to lease retail and outlet store space from the landlords. Such amounts are amortized as a reduction of rent expense over the life of the related lease.

Rent expense is as follows:

For the Years Ended December 31,	**2006**	2005	2004
Minimum Rent	$27,894,000	$27,711,000	$24,340,000
Contingent Rent and other	6,972,000	6,413,000	7,530,000
Total Rent Expense	$34,866,000	$34,124,000	$31,870,000

Sub-tenants rental income for 2006, 2005, and 2004 was $855,000, $849,000, and $1,073,000, respectively. Future minimum rental income from sub-tenants is $34,000 for 2007. Future minimum rental income from sub-tenants does not include rent escalation and other charges that are subsequently passed through to the sub-tenant.

In 2004, the Company entered into a new 10-year lease for 51,000 square feet of office space in Secaucus, New Jersey for its administrative offices and completed the move in June 2004. Also, in 2004, the Company's distribution facility was moved to a third-party public warehouse and distribution center in New Jersey. In addition, the Company also leases a 23,500 square foot facility in Secaucus used for Company Store space, as well as an additional distribution warehousing facility. The Company also has a technical and administrative office in Florence, Italy, and signed a lease for a similar office in China in 2005. The Company does not own or operate any manufacturing facilities.

The Company leases space for all of its 54 full-priced retail stores (aggregating approximately 253,000 square feet) and 40 Company Stores (aggregating approximately 204,000 square feet). Generally, the leases provide for an initial term of five to ten years and certain leases provide for renewal options permitting the Company to extend the term thereafter.

B. *Letters of credit* The Company was contingently liable for $196,000 of open letters of credit as of December 31, 2006, and was not contingently liable for any open letters of credit as of December 31, 2005. In addition, at December 31, 2006 and 2005, the Company was contingently liable for approximately $3,067,000 and $6,679,000 of standby letters of credit, respectively.

C. *Concentrations* In the normal course of business, the Company sells to major department stores and specialty retailers and believes that its broad customer base will mitigate the impact that financial difficulties of any such retailers might have on the Company's operations. The Company had no customer account for more than 10% of consolidated net sales for the years ended December 31, 2006, 2005, and 2004.

The Company sources each of its product lines separately, based on the individual design, styling and quality specifications of such products. The Company primarily sources its products directly or indirectly through manufacturers in Italy, Spain, Brazil, and China. However, approximately 46% of total handbag purchases came from two manufacturers in China during the years ended December 31, 2006 and 2005. Approximately 39% and 21% of *Kenneth Cole* and *Kenneth Cole Reaction* men's footwear purchases were from one manufacturer in China utilizing many different factories during the years ended December 31, 2006 and December 31, 2005, respectively. Approximately 55% of *Kenneth Cole Reaction* ladies' footwear purchases were sourced through two Chinese manufacturers during the year ended December 31, 2006, and 44% were purchased from one Chinese manufacturer during the year ended December 31, 2005. The Company believes it has alternative manufacturing sources available to meet its current and future production requirements in the event the Company is required to change current manufacturers or current manufacturers are unavailable to fulfill the Company's production needs.

D. *Severance* In 2005, the Company entered into an agreement with a senior executive of the Company relating to termination of employment and the Company incurred approximately $900,000 of severance and other benefits related to such agreement, substantially all in 2005.

In 2004, in conjunction with the Company's decision to close its east coast distribution center and transfer the operation to a third-party service provider, the Company entered into a shutdown agreement in 2004, with a local affiliate of the International Leather Goods, Plastics, Handbags and Novelty Workers Union, Local I Division of Local 342-50 United Food and Commercial Workers Union, which provided for, among other things, severance payments for employees covered by the expiring collective bargaining agreement. In connection with this transition, the Company incurred approximately $1.1 million in aggregate costs, including severance from the aforementioned agreement, the write-off of unamortized leasehold improvements and moving costs. These costs were expensed as incurred in accordance with SFAS No. 146

"Accounting for Costs Associated with Exit or Disposal Activity" and recorded in Selling, general and administrative expenses in the Consolidated Statement of Income. As of December 31, 2006 and 2005, the Company did not have any employees covered under a collective bargaining agreement with a local union.

E. *Lines of Credit Facilities* In December 2006, the Company entered into a five-year senior unsecured revolving credit facility (the "Revolving Credit Facility"), with various lenders, which provides up to $100.0 million to finance working capital requirements and letters of credit to finance the Company's inventory purchases. A portion of the Revolving Credit Facility not in excess of $25.0 million shall be available for the issuance of standby letters of credit. The full amount of the Revolving Credit Facility shall be available for the issuance of commercial letters of credit. The Revolving Credit Facility requires, among other things, that the Company comply with a maximum leverage ratio and various covenants on indebtedness, dissolutions, mergers, asset sales, pledges and changes in lines of business, as defined. Failure by the Company to comply with these covenants could reduce the borrowings available under the Revolving Credit Facility. If an event of default occurs, borrowings and interest are payable immediately, unless cured as defined, allowing borrowings to continue during the cure period. Loans under the Revolving Credit Facility bear an interest rate equal to the Alternate Base Rate (defined as the higher of the Prime Rate or the Federal Funds Rate plus 0.5%) or the Adjusted LIBOR rate plus applicable margin as defined within the agreement as elected by the Company. The Company incurs facility fees of ten basis points on the face amount of the Revolving Credit Facility. No fees were paid by the Company for advances or issuances of letters or credit under the Revolving Credit Facility as none were outstanding during the period ended December 31, 2006. During 2006, the Company did not borrow under the Revolving Credit Facility.

The Company also has an existing Line of Credit Facility (the "Facility") with another bank that, as amended, allows for uncommitted borrowings, letters of credit and banker's acceptances subject to individual maximums and in the aggregate, an amount not to exceed the lesser of $25.0 million or a "Borrowing Base." The Borrowing Base is calculated on a specified percentage of eligible amounts due under factoring arrangements, eligible non-factored accounts receivable, and eligible inventory. Borrowings under the revolving loan portion of the Facility ("Advances") are due on demand. The Company may pay down and re-borrow at will under the Facility. Advances bear interest at the Alternate Base Rate (defined as the higher of the Prime Rate or the Federal Funds in effect at borrowing date plus ½ of 1%) or the Note Rate (which will be agreed upon between the lender and the Company). There were no outstanding advances under this agreement at December 31, 2006, and 2005. Amounts available under the Facility at December 31, 2006 were reduced by $3,300,000 of standby and open letters of credit. In connection with the line of credit, the Company has agreed to eliminate all the outstanding advances under the Facility for at least 30 consecutive days during each calendar year, which the Company has complied with. In addition, borrowings under the line of credit are secured by certain assets of the Company.

F. *Other* In April 2005, a purported class action lawsuit was filed against the Company in the Superior Court of California for the County of San Diego. The individual plaintiff was a floor supervisor in one of the Company's retail stores who purported to bring suit on behalf of himself and other similarly situated current and former floor supervisors. Among other claims, the plaintiff alleged that he and other floor supervisors worked hours for which they were entitled to receive, but did not receive, overtime compensation under California law. The lawsuit sought damages, penalties, restitution, equitable relief, interest and attorneys' fees and costs. In September 2006, counsel for the plaintiffs agreed to dismiss the purported class action. In October 2006, the individual plaintiff and the Company executed a settlement agreement, for a nominal amount, for his individual claim and the Court entered final judgment in the case, which settlement included plaintiff's attorneys' fees as well as court costs. All amounts due under the final judgment have now been paid and the period for any appeal has now been exhausted. The settlement did not have a material impact on the Company's financial statements.

In September 2004, a purported class action lawsuit was filed against the Company in the Superior Court of California for the County of Los Angeles. The individual plaintiffs were current or former store managers or assistant managers who brought a suit on behalf of themselves and other similarly situated store managers and assistant managers. Among other claims, the plaintiffs alleged that they worked hours for which they were entitled to receive, but did not receive, overtime compensation under California law. The lawsuit sought damages, penalties, restitution, reclassification and attorneys' fees and costs. In January 2006, the Company reached an agreement in principle to settle the matter, and the parties filed a fully executed Stipulation of Class Settlement and Release. In June 2006, the Court entered final judgment in the case, which settlement included the plaintiffs' attorneys' fees as well as court and claims administration costs. All amounts due under the final judgment have now been paid and the period for any appeal has now been exhausted. The settlement did not have a material impact on the Company's financial statements.

In July 2006, an Italian footwear manufacturer served the Company with a complaint claiming that the Company is selling certain styles of footwear that infringe on its patents. The complaint seeks unspecified monetary relief and an injunction to prohibit the Company from selling allegedly infringing shoes. In December 2006, the Company entered into a settlement agreement which resulted in an order from the Federal Court of the Southern District of New York for dismissal on January 17, 2007. The settlement did not have a material impact on the Company's financial statements.

The Company is, from time to time, a party to other litigation that arises in the normal course of its business operations. The Company is not presently a party to any other litigation that it believes might have a material adverse effect on its business operations.

14—Shareholders' Equity

A. *Common stock* Class A Common Shareholders are entitled to one vote for each share held of record and Class B Common Shareholders are entitled to ten votes for each share held of record. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the Class B Shareholder. The Class A Common Shareholders vote together with Class B Common Shareholders on all matters subject to shareholder approval, except that Class A Common Shareholders vote separately as a class to elect 25% of the Board of Directors of the Company. Shares of neither class of common stock have preemptive or cumulative voting rights.

B. *Preferred stock* The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock. The preferred stock may be issued from time to time as determined by the Board of Directors of the Company, without shareholder approval. Such preferred stock may be issued in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors.

C. *Common stock repurchase* During 2006, the Company repurchased 300,000 of its shares at an aggregate price of $7.2 million. No shares were repurchased in 2005. In December 2004, the Company repurchased 500,000 of its shares from Liz Claiborne, Inc. at an aggregate price of $13.9 million, which were originally acquired by Liz Claiborne, Inc. in connection with its licensing agreement with the Company. The Company's stock purchase plan authorizes the repurchase of an aggregate of 4,250,000 of shares of Class A common stock. In 2006, the Company's Board of Directors increased the authorization for the Company's repurchase plan by approximately 1,138,400 shares. The Company had 1,700,000 and 861,600 shares available for repurchase as of December 31, 2006 and 2005, respectively.

15—Licensing Agreements

In November 2006, the Company amended its license agreement with Paul Davril Inc. ("PDI"), which covers the manufacture and distribution of men's and women's sportswear under the *Kenneth Cole New York* trademark and men's sportswear under the *Kenneth Cole Reaction* trademark. The amended agreement allows the Company to assume control of its *Kenneth*

Cole New York sportswear categories in 2007. In January 2007, the Company reached an agreement with PDI to end its license agreement at the end of 2007 and assume control over its *Kenneth Cole Reaction* sportswear business in 2007. These amendments are expected to cause a reduction in licensing royalties of approximately $5 million to $6 million before considering any 2007 growth in other licenses. In addition, the Company expects incremental advertising and infrastructure costs of approximately $3 million to $5 million before implementing any mitigating actions.

In 2005, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Bernard Chaus, Inc., ("Chaus"), pursuant to which the Company purchased 6,000,000 shares of Chaus common stock for an aggregate purchase price of $6,000,000. The Stock Purchase Agreement provides the Company with one demand and one piggyback registration right. The Company recorded the shares at their fair value at the date of acquisition, and classified the shares as "available for sale" under SFAS 115, which is included in Deposits and sundry in the accompanying Consolidated Balance Sheets. As of December 31, 2006 and 2005, the Company recorded unrealized gains of $72,000 and $414,000, respectively, net of taxes, related to the Chaus shares, in Accumulated Other Comprehensive Income in the accompanying Statements of Changes in Shareholders' Equity.

In addition, the Company also entered into a license agreement ("License Agreement") with Chaus, dated June 13, 2005. The License Agreement grants Chaus an exclusive license to design, manufacture, sell and distribute women's sportswear under the Company's trademark, *Kenneth Cole Reaction*. The initial term of the License Agreement expires on December 31, 2010. Chaus has the option to renew the License Agreement for an additional term of three years if it meets specified sales targets and is in compliance with the License Agreement. The License Agreement provides that the Company receives payment of specified royalties on net sales. The License Agreement also requires Chaus to achieve certain minimum sales levels, to pay certain minimum royalties and to maintain a minimum net worth. Chaus is also obligated to pay specified percentages of net sales to support advertising and to expend a specified amount in the period ending December 31, 2007 to support the initial launch of the Licensed Products, as defined.

In November 2004, the Company entered into a licensing agreement with G-III Apparel Group, LTD ("G-III"), in connection with worldwide manufacture, sale, and distribution of women's and men's outerwear. The agreement commenced on January 1, 2005 and continues through December 31, 2008, with options to renew based on certain milestones to be met by G-III. As part of the agreement, the Company earns royalties based on a percentage of G-III's net sales. The Company will receive $3,000,000 over the term of the agreement, as consideration for the grant of the license, and also received 50,000 shares of G-III's unregistered stock, with a value of $297,000 at the date of receipt. The cash and stock consideration are being amortized over the term of the agreement as part of the royalty stream. In addition, the Company recorded the shares as an "available for sale" investment under SFAS 115, which is included in Deposits and sundry in the accompanying Consolidated Balance Sheets.

16—Related Party Transactions

The Company has an exclusive license agreement with Iconix Brand Group, Inc., formerly Candies, Inc., and its trademark holding company, IP Holdings, LLC ("Iconix"), to use the Bongo trademark in connection with worldwide manufacture, sale and distribution of women's, men's and children's footwear. The Chief Executive Officer and Chairman of Iconix is the brother of the Company's Chief Executive Officer and Chairman. The initial term of the agreement is through December 31, 2007, with options to renew through December 31, 2016 based upon the Company reaching certain sales thresholds. Management believes that the license agreement with Iconix was entered into at arm's-length. During these periods, the Company is obligated to pay Iconix a percentage of net sales based upon the terms of the agreement. The Company recorded approximately $1,400,000 and $1,260,000 in aggregate royalty and advertising expense with respect to Iconix for the years ended December 31, 2006 and December 31, 2005, respectively.

17—New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with FASB Statement No. 109 *"Accounting for Income Taxes."* FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return, as well as guidance on derecognition, classification, interest and penalties and financial statement reporting disclosures. FIN 48 is effective for the Company on January 1, 2007. Based on the Company's evaluation and analysis, FIN 48 is not expected to have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, *"Fair Value Measurements"* ("FAS 157"), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the requirements and impact of FAS 157 on the Company's consolidated financial statements, and will adopt the provisions on January 1, 2008. FAS 157 is not expected to have a material impact on the Company's consolidated financial statements.

Also in September 2006, the FASB issued FASB Statement No. 158, *"Employers' Accounting for Defined Benefit Pension and other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R"* ("FAS 158"). FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. FAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This statement is effective for the Company as of December 31, 2006, but did not have an impact on the Company's consolidated financial statements as the Company does not sponsor a defined benefit pension or postretirement plan.

In June 2006, the Emerging Issues Task Force (the "Task Force") issued EITF No. 06-3, *"How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)"* (the "Issue"). The Task Force reached a consensus that the scope of this Issue includes any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to, sales, use, value added, and some excise taxes. The Task Force also reached a consensus that the presentation of taxes within the scope of this Issue on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed pursuant to APB Opinion No. 22, *"Disclosure of Accounting Policies."* An entity is not required to reevaluate its existing policies related to taxes assessed by a governmental authority as a result of this consensus. In addition, for any such taxes that are reported on a gross basis, an entity should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The Company currently uses the net basis. The Company adopted this Issue on January 1, 2007 and determined that it had no impact on its consolidated financial statements.

18—Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 2006 and 2005 appear below (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
Net sales	$112,201	$124,877	$132,839	$122,365
Royalty revenue	10,374	10,384	10,850	12,609
Net revenues	122,575	135,261	143,689	134,974
Gross profit	51,297	56,736	62,372	61,422
Operating income	3,650	8,145	13,622	11,571
Net income	3,064	6,487	9,220	7,994
Earnings per share basic	$ 0.15	$ 0.32	$ 0.46	$ 0.40
Earnings per share diluted	$ 0.15	$ 0.32	$ 0.45	$ 0.39
Dividends Declared	$ 0.18	$ 0.18	$ 0.18	$ 0.18
2005				
Net sales	$120,292	$109,281	$124,720	$119,767
Royalty revenue	9,606	10,054	11,059	13,264
Net revenues	129,898	119,335	135,779	133,031
Gross profit	56,166	55,369	60,533	62,248
Operating income	11,184	11,208	12,618	10,353
Net income	7,489	7,708	10,853	7,476
Earnings per share basic	$ 0.38	$ 0.39	$ 0.54	$ 0.37
Earnings per share diluted	$ 0.37	$ 0.38	$ 0.53	$ 0.37
Dividends Declared	$ 0.16	$ 0.16	$ 0.16	$ 0.18

19—Subsequent Event

On February 21, 2007, the Board of Directors declared a quarterly cash dividend of $0.18 per share payable on March 23, 2007 to shareholders of record at the close of business on March 8, 2007.

MANAGEMENT'S RESPONSIBILITY
for financial statements

The accompanying consolidated financial statements of Kenneth Cole Productions, Inc. presented in this report were prepared by management, which is responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Some of the amounts included in the consolidated financial information are necessarily based on estimates and judgments of management.

The Company maintains accounting and related internal control systems designed to provide, among other things, reasonable assurance that transactions are executed in accordance with management's authorization and that they are recorded and reported properly. The control environment is augmented by the Company's internal audit function, which performs audits and evaluates the adequacy of and the adherence to these controls, policies, and procedures. The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Under the supervision and with the participation of management, the Company conducted an evaluation of the effectiveness of internal controls over financial reporting as of December 31, 2006 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that internal controls over financial reporting are effective as of December 31, 2006. The Certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the annual and quarterly reports on Form 10-K and Form 10-Q, respectively. In addition, the Company has provided the annual certification to the New York Stock Exchange. The Company has also carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures and has concluded that the Company's disclosure controls and procedures are effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to management by others within those entities to allow timely decisions regarding disclosure.

The consolidated financial statements and management's assessment of internal controls over financial reporting as of December 31, 2006, have been audited by the Company's independent registered public accounting firm, Ernst & Young, LLP. Their audits expressed unqualified opinions on our consolidated financial statements and on management's assessment of internal control over financial reporting as of December 31, 2006. Their audits are performed in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Audit Committee of the Board of Directors, which is composed of independent directors, who are financially literate, meets regularly with management, internal auditors, and the Company's independent registered public accounting firm to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The independent registered public accounting firm and internal auditors have unrestricted access to the Audit Committee without management present.



Kenneth D. Cole
Chairman of the Board and
Chief Executive Officer



David P. Edelman
Chief Financial Officer

report of independent registered

PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Kenneth Cole Productions, Inc.

We have audited the accompanying consolidated balance sheets of Kenneth Cole Productions, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kenneth Cole Productions, Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Kenneth Cole Productions, Inc. and subsidiaries internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
March 1, 2007

report of independent registered

PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Kenneth Cole Productions, Inc.

We have audited management's assessment that Kenneth Cole Productions, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Kenneth Cole Productions, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Kenneth Cole Productions, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Kenneth Cole Productions, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2006 of Kenneth Cole Productions, Inc. and our report dated March 1, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
March 1, 2007

MARKET

for registrant's common equity, related stockholder matters, and issuer purchases of equity securities

The Company's Class A Common Stock is listed and traded (trading symbol: KCP) on the New York Stock Exchange ("NYSE"). On February 23, 2007 the closing sale price for the Class A Common Stock was $23.95. The following table sets forth the high and low closing sale prices for the Class A Common Stock for each quarterly period for 2006 and 2005, as reported on the NYSE Composite Tape:

2006:	High	Low
First Quarter	$28.52	$25.47
Second Quarter	$28.56	$22.33
Third Quarter	$25.52	$22.07
Fourth Quarter	$26.60	$22.97

2005:	High	Low
First Quarter	$31.30	$25.90
Second Quarter	$32.32	$28.09
Third Quarter	$35.29	$26.30
Fourth Quarter	$29.60	$23.81

The number of shareholders of record of the Company's Class A Common Stock on February 23, 2007 was 74.

There were 8 holders of record of the Company's Class B Common Stock on February 23, 2007. There is no established public trading market for the Company's Class B Common Stock.

The Company did not repurchase any shares of its own stock during the fourth quarter of 2006.

Dividend Policy

The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend, among other things, upon, future earnings, operations, capital requirements, proposed tax legislation, the financial condition of the Company and general business conditions.

The Company established a quarterly dividend policy in 2003 and made the following dividend payments to shareholders on record as of the close of business on the dates noted during the fiscal years ended December 31, 2006 and December 31, 2005:

$0.18 per share	November 22, 2006	$0.18 per share	November 23, 2005
$0.18 per share	August 25, 2006	$0.16 per share	August 25, 2005
$0.18 per share	May 23, 2006	$0.16 per share	May 24, 2005
$0.18 per share	March 9, 2006	$0.16 per share	March 9, 2005

On February 21, 2007, the Board of Directors declared a quarterly cash dividend of $0.18 per share, payable on March 23, 2007, to shareholders of record at the close of business on March 8, 2007.

CORPORATE DIRECTORY
and shareholder information

Board of Directors

Kenneth D. Cole
Chairman of the Board and Chief Executive Officer

Martin E. Franklin(2)
Chairman and Chief Executive Officer, Jarden Corporation

Robert C. Grayson(1),(2)
President, Robert C. Grayson & Associates, Inc.
Partner, Berglass-Grayson

Denis F. Kelly(1),(3)
Managing Partner, Scura, Rise & Partners, LLC

Philip R. Peller(1),(3)
Independent Consultant
Retired Partner, Arthur Andersen LLP

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Corporate Governance/Nominating Committee

Executive Officers and Senior Management

Kenneth D. Cole
Chairman of the Board and Chief Executive Officer

Joel Newman
Vice Chairman and Chief Operating Officer

David P. Edelman
Chief Financial Officer

Michael F. Colosi
Corporate Vice President, General Counsel and Secretary

Doug Jakubowski
President, Kenneth Cole Reaction *Brand*

Joshua Schulman
President, Kenneth Cole New York *Brand*

Michael DeVirgilio
Executive Vice President, Business Development

Richard S. Olicker
Executive Vice President, Wholesale

Kyle Andrew
Senior Vice President, Marketing and Advertising

Harry Kubetz
Senior Vice President of Operations

Henrik Madsen
Senior Vice President, International Operations

Linda Nash Merker
Senior Vice President of Human Resources

Jeff Cohen
Divisional President for Company Stores

Corporate Headquarters

Kenneth Cole Productions, Inc.
603 West 50th Street
New York, New York 10019

Internet Addresses

www.kennethcole.com
www.kennethcolereaction.com

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. Wednesday, May 16, 2007 at the Company's Administrative Offices, 400 Plaza Drive, Secaucus, New Jersey 07094.

Class A Common Stock

Shares of the Company's Class A Common Stock are listed and traded on the New York Stock Exchange (trading symbol KCP).

Corporate Governance

The Company's Corporate Governance Guidelines are available through the Investor Relations Corporate Governance link on our website www.kennethcole.com.

Independent Auditors

Ernst & Young LLP
5 Times Square
New York, New York 10036

Transfer Agent

Bank of New York
Shareholder Relations
Department—11E
P.O. Box 11258
Church Street Station
New York, New York 10286
http://stock.bankofny.com
1-800-524-4458

Information Requests

Copies of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available free of charge to shareholders either on the Company's website or upon request to:

Investor Relations

Kenneth Cole Productions, Inc.
400 Plaza Drive
Secaucus, New Jersey 07094
(201) 864-8080
investrelations@kennethcole.com

END